SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

QUARTERLY REPORT

(From January 1, 2007 to September 30, 2007)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview
	A.	Industry
	B.	Company

2.	Information Regarding Shares
	A.	Change in capital stock
	B.	Convertible bonds
	C.	Shareholder list
	D.	Voting rights
	E.	Dividends

3.	Major Products and Materials
	A.	Major products in 2007 (Q1 ~ Q3)
	B.	Average selling price trend of major products
	C.	Major materials
	D.	Price trend of major materials

4.	Production & Equipment
	A.	Production capacity and calculation
	B.	Production performance and working ratio
	C.	Investment plan

5.	Sales
	A.	Sales performance
	B.	Sales route and sales method

6.	Directors & Employees
	A.	Members of Board of Directors
	B.	Committees of the Board of Directors
	C.	Director & Officer Liability Insurance
	D.	Employees
	E.	Stock Option

7.	Financial Information
	A.	Financial highlights
	B.	R&D expense
	C.	Domestic credit rating
	D.	Remuneration for directors in 2007 (Q1 ~ Q3)
	E.	Derivative contracts
	F.	Status of Equity Investment

Attachment:		1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements
3. U.S. GAAP Consolidated Financial Statements

1.	Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV are expected to play a key role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. Recently, the domestic portion has grown due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG.Philips LCD, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

-	Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG.Philips LCD Co., Ltd.). LG.Philips LCD became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of September 30, 2007, we operate seven fabrication facilities located in Gumi and Paju, Korea, and six module facilities located in Gumi and Paju, Korea, Nanjing (3 factories), China and Wroclaw, Poland.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

-	Our sales increased by 45.6% from KRW 2,730 billion in the third quarter of 2006 to KRW 3,975 billon in the third quarter of 2007 (our consolidated sales under Korean GAAP increased by approximately 42.6% from KRW 2,773 billion in the third quarter of 2006 to KRW 3,953 billion in the third quarter of 2007).

-	We recorded an operating income of KRW 709 billion in the third quarter of 2007 compared to an operating loss of KRW 384 billion in the third quarter of 2006. We recorded a net income of KRW 524 billion in the third quarter of 2007 compared to a net loss of KRW 321 billion in the third quarter of 2006 (we recorded a consolidated operating income under Korean GAAP of KRW 693 billion in the third quarter of 2007 compared to a consolidated operating loss of KRW 382 billion in the third quarter of 2006. Our consolidated net income (loss) amounts under Korean GAAP for the third quarter of 2006 and 2007, respectively, are the same as our non-consolidated net income (loss) amounts for the corresponding periods).

-	We reinforced our position as a leader in LCD technology with the world’s first 100-inch TFT-LCD panel and the development of a super-slim panel for mobile phones.

-	Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, HP and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

-	Business area of the company for disclosure is limited to the LCD business.

(2)	Market shares

Our worldwide market share of large-size TFT-LCD panels (≥10”) based on revenue:

	H1 2007	2006	2005
Panel for Notebook Computers	29.4%	26.2%	22.5%
Panel for Monitors	16.6%	15.6%	22.5%
Panel for TVs	23.0%	23.6%	23.9%
Total	21.2%	20.5%	22.2%

*	Source: DisplaySearch Q3 2007

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	P7 in our Paju display cluster reached a production capacity of over 100,000 input sheets of glass substrate per month in the third quarter of 2007. We are currently reviewing an investment for the 8th generation of fabrication facilities in anticipation of growth in the TFT-LCD market.

-	In September 2005, we entered into an agreement to build a “back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such a production facility in Europe. We broke ground on the plant in June 2006 and started mass production in March 2007.

-	In October 2006, we formed a strategic alliance with Toshiba Corporation whereby Toshiba would take a 19.9% equity participation in our subsidiary, LG.Philips LCD Poland Sp. zo.o., and LG.Philips LCD Poland Sp. zo.o. would supply Toshiba with a quantity of LCD TV panels produced at the plant in Poland.

-	In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG.Philips LCD Guangzhou Co., Ltd.

(5)	Organization chart as of September 30, 2007

-	JRD : Joint Representative Director

-	CEO : Chief Executive Officer

-	CFO : Chief Financial Officer

-	CPO : Chief Production Office

-	CTO : Chief Technology Officer

2.	Information Regarding Shares

A.	Change in Capital Stock

			(Unit: KRW, Share	)

Date	Descriptions	Increase in Number of Common Shares	Face amount per share
July 23, 2004	Initial Public Offering*	33,600,000	5,000
September 8, 2004	Over-allotment Option**	1,715,700	5,000
July 27, 2005	Follow-on Offering***	32,500,000	5,000

*	ADSs offering: 24,960,000 shares (US$30 per common share, US$15 per ADS) Offering of common shares: 8,640,000 shares (KRW34,500 per common share)
**	Pursuant to underwriters’ exercise of over-allotment option (US$30 per common share, US$15 per ADS)
***	ADSs offering (US$42.64 per common share, US$21.32 per ADS)

B.	Convertible Bonds

(Unit: USD, Share)

	Item	1st CB	2nd CB

	Issue date	April 19, 2005	April 18, 2007

	Maturity (Redemption date upon exercise of put option)	April 19, 2010 (October 19, 2007)	April 18, 2012 (April 18, 2010)

	Face Amount	475,000,000	550,000,000

	Offering method	Public offering	Public offering

	Conversion period	Convertible into shares of common stock during the period from June 27, 2005 to April 4, 2010	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	KRW 58,251 per share*	KRW 49,070 per share

Conversion status	Number of shares already converted	None	None
	Number of convertible shares	268,338 shares **	10,464,234 shares if all are converted**

	Remarks	- Registered form - Listed on Singapore Exchange	- Registered form - Listed on Singapore Exchange

*	As of July 27, 2005, the conversion price was adjusted from KRW 58,435 to KRW 58,251, and the number of common shares that the convertible bonds may be converted into was adjusted from 8,250,620 to 8,276,681, pursuant to a follow-on offering.
**

Certain holders of the aggregate principal amount of USD 475,000,000 convertible bonds from the 1st CB offering exercised their put option on September 19, 2007 and the convertible bonds in the aggregate principal amount of USD 459,600,000 were redeemed at the redemption price of 108.39% of the principal amount of the convertible bonds on October 19, 2007. We exercised our call option on October 19, 2007 and expect to redeem the remaining outstanding convertible bonds from the 1st CB offering in the aggregate principal amount of USD 15,400,000 at the redemption price of 108.68% of the principal amount of the convertible bonds on November 19, 2007. As of September 30, 2007, the number of common shares that the convertible bonds from the 1st CB offering and the 2nd CB offering may be converted into was 268,338 shares and 10,464,234 shares, respectively. On October 19, 2007, as we exercised our call option on the remaining outstanding convertible bonds from the 1st CB offering, the number of common shares that the convertible bonds from both the 1st CB offering may be converted into changed to 0 shares.

C.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of September 30, 2007

(2)	Largest shareholder and related parties as of September 30, 2007

(Unit: share)

Name	January 1, 2007	Increase/Decrease	September 30, 2007
LG Electronics	135,625,000 (37.9%)	—	135,625,000 (37.9%)
Young Soo Kwon	15,000 (0.0%)	—	15,000 (0.0%)
Total	135,640,000 (37.9%)	—	135,640,000 (37.9%)

(3)	Shareholders who owned 5% or more of our shares as of December 31, 2006

			(Unit: share )

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	117,625,000	32.9%
Citibank N.A.*	Common Stock	27,868,438	7.8%
Total		281,118,438	78.6%

*	ADSs Depositary
**	On October 15, 2007, Philips Electronics sold 46,400,000 shares of the Company. Following this transaction, Philips Electronics has a remaining 19.9% (71,225,000 shares) ownership interest in the Company.

D.	Voting rights as of September 30, 2007

		(Unit: share	)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]		357,815,700

E.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	2007 (Q1 ~ Q3)	2006	2005
Par value (KRW)	5,000	5,000	5,000
Net income (KRW Million)	584,119	(-) 769,313	517,012
Earnings per share (KRW)	1,632	(-) 2,150	1,523
Retained earning for dividends (KRW Million)	3,295,155	2,711,036	3,480,349
Total cash dividend amount (KRW Million)	—	—	—
Total stock dividend amount (KRW)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (KRW)	—	—	—
Stock dividend per share (KRW)	—	—	—

*	Earnings per share are calculated based on par value of KRW 5,000.

(Adjusted to give effect to the 2-for-1 stock split in May 2004, as a result of which the par value of our common stock decreased from KRW 10,000 per share to KRW 5,000 per share)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by net income divided by weighted average number of common stock.

3. Major Products and Materials

A.	Major products in 2007 (Q1 ~ Q3)

(Unit: KRW Billion)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	9,119 (92.6%)
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	730 (7.4%)
Total					9,849 (100%)

*	Includes local export.

B.	Average selling price trend of major products

		(Unit: USD / m2)

Description	2007 Q3	2007 Q2	2007 Q1
TFT-LCD panel	1,364	1,274	1,287

*	Excludes half-finished products in cell format.
**	Quarterly average selling price per square meter of net display area shipped.
***	On a consolidated basis.

C.	Major materials

			(Unit: KRW Billion)

Business area	Purchase types	Items	Specific use	Purchase amount (%)		Remarks
TFT-LCD	Materials	Glass	LCD Panel Manufacturing	1,172	(21.8%)	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Back-Light		1,573	(29.2%)	Heesung Electronics Ltd., etc.
		Polarizer		675	(12.5%)	LG Chem., etc.
		Others		1,968	(36.5%)
Total				5,388	(100.0%)

D.	Price trend of major materials

-	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of larger-size panels.

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

	(Unit: 1,000 glass sheets)

Business area	Items	Business place	2007 (Q1 ~ Q3)	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	8,503	9,942	8,128

(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

–	Based on input glass

‚	Calculation method

–	2007 Q1~Q3: Monthly maximum input capacity in the period of Q1~Q3 x number of months (9 months).

–	2006 and 2005: Monthly maximum input capacity for 4th quarter x number of months (12 months).

b.	Average working hours

–	See 4.B(2) below.

B.	Production performance and working ratio

(1)	Production performance

	(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2007 (Q1 ~ Q3)	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	7,523	9,052	7,544

*	Based on input glass

(2)	Working Ratio*

	(Unit: Hours)

Business place (area)	Available working hours of 2007 (Q1 ~ Q3)	Real working hours of 2007 (Q1 ~ Q3)	Average working ratio
Gumi (TFT-LCD)	6,552 (24 hours X 273 Days)	6,552 (24 hours X 273 Days)	100%
Paju (TFT-LCD)	6,552 (24 hours X 273 Days)	6,504 (24 hours X 271 Days)	99.3%

*	Includes working hours for R&D activities.

C.	Investment plan

(1)	Investment in progress

					(Unit: KRW Billion)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment		Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q3 ‘04~	Building/ Machinery, etc.	Capacity expansion	6,699	*	5,861	838	—

*	Besides total investment above, our board of directors resolved to invest KRW 2,535 billion in an 8th generation fabrication facility at the meeting held on October 9, 2007.

(2)	Investment Plan (Consolidated basis)

	(Unit: KRW Billion)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2007 *	2008 **	2009 **
TFT-LCD	New / Expansion, etc.	1,015	—	—	Capacity Expansion, etc.

*	Expected investments in 2007 are subject to change depending on market environment.
**	Expected investments in 2008 and in 2009 cannot be projected due to industry characteristics.
***	In addition, our board of directors resolved to invest KRW 2,535 billion in an 8th generation fabrication facility at the meeting held on October 9, 2007.

5.	Sales

A.	Sales performance

				(Unit: KRW Billion)

Business area	Sales types	Items (Market)		2007 (Q1 ~ Q3)	2006 (Q1 ~ Q3)	2006
TFT-LCD	Products, etc.	TFT-LCD	Overseas	9,119	6,589	9,355
			Korea*	730	645	846
			Total	9,849	7,234	10,201

*	Includes local export.

B.	Sales route and sales method

(1)	Sales organization

-	As of September 30, 2007, each of IT business unit, TV business unit, and Small & Medium Displays business unit has individual sales and customer support function.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Shenzhen and Shanghai) perform sales activities in overseas countries and provide technical support to customers.

(2)	Sales route

-	LG.Philips LCD HQ → Overseas subsidiaries (USA/Europe/Japan/Taiwan /Shenzhen/Shanghai), etc. → System integrators, Branded customers → End users

-	LG.Philips LCD HQ → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6.	Directors & Employees

A.	Members of Board of Directors as of September 30, 2007

Name	Date of Birth	Position	Business Experience
Young Soo Kwon	February 6, 1957	Joint Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	President and Chief Financial officer of Philips FDS

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost	October 16, 1959	Director, Chairman of BOD	Chief Executive Officer of Philips Consumer Electronics

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

B.	Committees of the Board of Directors

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han

Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun

Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of September, 2007)

	(Unit: USD)

Name of insurance	Premium paid in Q3 2007	Limit of liability	Remarks
Directors & Officers Liability Insurance	2,420,000	100,000,000	—

*	In July 2007, LPL renewed director & officer liability insurance with coverage until July 2008.

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3)	The insured

1.	LG.Philips LCD Co., Ltd. and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The Loss for shareholders or 3rd party, arising from any alleged Wrongful Act of director or officer of the company in their respective capacities, in spite of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company is covered. (Except for exclusions)

(5)	Exclusions

1.	General Exclusions (any loss related to following items)

-	Any illegal gaining of personal profit, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non- public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc.;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Act or omission as directors or officers of any other entity other than the Company;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy;

-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items)

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of 15% Closely Held entity

-	Claim of Regulator

-	Professional Service liability

- SEC (Securities and Exchange Commission) – 16(b)

- ERISA (Employee Retirement Income Security Act)

- The so called ‘Year 2000 Problem’

- War & Terrorism

- Asbestos/Mould liability

- Patent / Copyright liability, etc.

D.	Employees

(as of September 30, 2007)					(Unit: person, KRW Million)

Sex	Details of employees				Total Salary in 2007 (Q1 ~ Q3)	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,119	5,438	—	10,557	329,834	30.2	4.9
Female	358	4,394	—	4,752	104,274	20.7	2.9
Total	5,477	9,832	—	15,309	434,108	27.2	4.3

*	Excludes directors and executive officers.

E.	Stock Option

The following table sets forth certain information regarding our stock option plan as of September 30, 2007.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Total						220,000		220,000

7.	Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

			(Unit: KRW Million)

Description	2007 Q3	2006	2005	2004	2003
Current Assets	4,996,165	2,731,656	3,196,934	2,638,616	1,918,329
Quick Assets	4,256,652	1,996,280	2,725,169	2,170,617	1,644,838
Inventories	739,513	735,376	471,765	467,999	273,491
Non-current Assets	8,677,484	10,084,191	9,798,981	6,960,077	4,295,753
Investments	490,219	361,558	213,984	168,055	36,588
Tangible Assets	7,393,987	8,860,076	8,988,459	6,366,651	3,874,428
Intangible Assets	88,255	114,182	149,894	183,471	217,982
Other Non-current Asset	705,023	748,375	446,644	241,900	166,755
Total Assets	13,673,649	12,815,847	12,995,915	9,598,693	6,214,082
Current Liabilities	2,735,161	2,694,389	2,594,282	1,900,765	2,044,005
Non-current Liabilities	3,419,819	3,231,782	2,726,036	1,925,286	1,276,045
Total Liabilities	6,154,980	5,926,171	5,320,318	3,826,051	3,320,050
Capital Stock	1,789,079	1,789,079	1,789,079	1,626,579	1,450,000
Capital Surplus	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income	(-) 4,973	(-)13,948	(-)1,418	42,118	7,803
Retained Earnings	3,423,492	2,839,373	3,608,686	3,091,674	1,436,229
Total Shareholder’s Equity	7,518,669	6,889,676	7,675,597	5,772,642	2,894,032

Description	2007 Q1~Q3	2006	2005	2004	2003
Sales Revenues	9,848,638	10,200,660	8,890,155	8,079,891	6,031,261
Operating Income	610,232	(-)945,208	447,637	1,640,708	1,086,517
Ordinary Income	533,087	(-)1,024,369	367,281	1,683,067	1,009,731
Net Income	584,119	(-)769,313	517,012	1,655,445	1,019,100

*	For the purpose of comparison, Financial Statements for FY 2003 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B.	R&D Expense

(1)	Summary

			(Unit: KRW Million)
	Account	2007 (Q1 ~ Q3)	2006	2005	Remarks
	Direct Material Cost	176,236	291,714	253,930
	Direct Labor Cost	80,940	87,078	72,142
	Depreciation Expense	16,917	20,671	11,710
	Others	24,761	36,649	23,979
	R&D Expense Total	298,854	436,112	361,761
Accounting Treatment	Selling & Administrative Expenses	76,955	82,635	55,057
	Manufacturing Cost	221,899	353,477	306,704
	R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]	3.03%	4.28%	4.07%

(2)	R&D achievements

[Achievements in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s 1st success in mass production of LCM applying Cu Line (source & gate Area)

-	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

-	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievements in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

-	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

-	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line

(Copper bus Line)

-	World’s 1st mass production of copper bus line model

-	Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is the world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL)

-	High Contrast Ratio, Fast Response Time with DCR, ODC Technology.

[Achievements in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

-	Slim model (10t→7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying low resistance copper bus line

-	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

-	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

-	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	Development of World’s largest 20.1-inch TFT-LCD for notebook computers

-	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

14)	Ultra-slim TFT-LCD development for mobile phones

-	Realization of 1.3t by reducing light guide plate & glass thickness

15)	The fast response 2.0” TFT-LCD development for mobile phones

-	Realization of high quality image by new liquid crystal development (25ms→16ms)

16)	Wide Color Gamut 30” Wide TFT-LCD monitor development

-	Realization of 92% high color gamut by application of WCG CCFL

17)	LGE Chassis integration model (Tornado) development (32”/37”/42”)

-	Maximized cost reduction by co-design with LGE & LPL

-	Improved product competitiveness by thin & light design

18)	32” 120Hz new-mode panel development

-	Cost reduction & spec. upgrade by new-mode panel

-	MBR (Motion Blur Reduction) by 120Hz driving

19)	CI model development (new concept BL)

-	Cost reduction and productivity improvement by new concept backlight

[Achievements in 2007]

20)	Development of 1st Poland model

-	32-inch HD model

21)	Development of socket type backlight model

-	42-inch FHD model

-	47-inch HD/FHD model

22)	Development of new concept backlight model

-	32-inch HD model

-	42-/47-inch model (under development)

23)	Development of interlace image sticking free technology and model

-	Improvement of low picture quality caused by TV interlace signal

24)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

-	Our first ODF model for mobile phone application (1.52 inch)

25)	Development of GIP (Gate in Panel) application model 15XGA

-	Removed gate drive IC

-	Reduction of material cost and shortened assembly process

26)	24-inch TN (92%) monitor model development

-	The world’s first large-size panel TN application

-	Realization of 92% high color gamuton the world’s largest TN panel

27)	15.4-inch LED backlight applied model development

-	The world’s first 15.4-inch wide LED-applied display panel for notebooks

-	The world’s largest LED-applied panel for notebooks

28)	Development of FHD 120Hz display panel

-	37- to 47-inch FHD model

29)	Development of backlight localization model

-	32-inch HD model

30)	Development of enhanced Dynamic Contrast Ratio technology

-	32-inch HD Model

-	Enhanced from 5000:1 to 10000:1

31)	Development of technology that improves panel transmittance

-	Expected to be applied to new model

32)	Development of THM (through-hole mounting) technology and model

-	37~47 inch Model

-	Providing more mounting options

33)	Development of DRD (Double Rate Driving) applied model

-	Development of the world’s first DRD technology-applied model

-	Source Drive IC reduction: 6ea → 3ea

→	reduction of net material costs and shortening of assembly progress

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	April 2004	AA-
	October 2004	AA-
	March 2005	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	June 2007	A+
	May 2004	AA-
	October 2004	AA-
	March 2005	AA-	Korea Investors Service, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
	June 2007	A+
Commercial Paper	April 2004	A1
	December 2004	A1
	June 2005	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	January 2006	A1
	June 2006	A1
	December 2006	A1
	June 2007	A1
	May 2004	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2004	A1
	June 2006	A1
	January 2007	A1
	June 2007	A1

D.	Remuneration for directors in 2007 (Q1 ~ Q3)

				(Unit: KRW Million)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	1,078	13,400	270	—
Outside Directors (5 persons)	208		42	Audit committee consists of three outside directors.
Inside Directors (1 person)	2,111		2,111	Payment of severance benefits

E.	Derivative contracts

(1)	Foreign currency forward contracts

						(Unit: In millions)

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
Woori and others	US$	1,306	(Won)	1,213,278	(Won)915.40:US$1- (Won)946.77:US$1	Oct. 1, 2007 – Feb. 4, 2008

Citibank and others	EUR	100	(Won)	127,499	(Won)1,204.29:EUR1- (Won)1,298.82:EUR1	Oct. 9, 2007 – Jan. 4, 2008

HSBC and others	(Won)	60,123	JP¥	7,500	(Won)7.590:JP¥1- (Won)8.287:JP¥1	Oct. 12, 2007 – Dec. 14, 2007

DBS and others	US$	60	JP¥	7,000	JP¥114.52:US$1- JP¥121.99:US$1	Oct. 15, 2007 – Dec. 20, 2007

(2)	Cross Currency Swap

				(Unit: In millions )

Contracting party	Contract Amount			Contract interest rate	Maturity date
Kookmin Bank and others	Buying position	US$	150	3M Libor ~ 3M Libor+ 0.53%	Aug. 29, 2011 – Jan. 31, 2012
	Selling position	(Won)	143,269	4.54% - 5.35%

(3)	Interest Rate Swap

(Unit: In millions)

Contracting party	Contract Amount		Contract interest rate		Maturity date
SC First Bank	US$	150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~ May 24, 2010
			Fixed Rate Payment	5.375% ~ 5.644%

(4)	Currency Option

(Unit: In millions)

Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price	Maturity date
KDB and others	US$	70	US$	70	(Won)929.40:US$1 - (Won)938.00:US$1	Oct. 15, 2007 - Dec. 26, 2007

Contracting party	JPY Call Option Buying Position		JPY Put Option Selling Position		Strike Price	Maturity date
Citibank and others	JP¥	25,000	JP¥	25,000	(Won)7.700:JP¥1 - (Won)8.000:JP¥1	Oct. 12, 2007 - Feb. 14, 2008

F.	Status of Equity Investment as of September 30, 2007

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,550,000	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.	*	*	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	*	*	100%
LG.Philips LCD Poland Sp. zo.o.	4,103,277	4,103,277	100%
LG.Philips LCD Guangzhou Co., Ltd.	*	*	100%
LG.Philips LCD Shenzhen Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

September 30, 2007 and 2006

LG.Philips LCD Co., Ltd.

Index

September 30, 2007 and 2006

Page(s)
Report of Independent Accountants	1 – 2

Non-Consolidated Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Cash Flows	5 – 6

Statement of Changes in Shareholders’ Equity	7

Notes to Non-Consolidated Financial Statements	8 – 27

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of September 30, 2007 and the related non-consolidated statements of operations for the three-month and nine-month periods ended September 30, 2007 and 2006, and non-consolidated statements of cash flows for the nine-month periods ended September 30, 2007 and 2006, and non-consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2007, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2006, and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated February 13, 2007. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2006, presented herein for comparative purposes, is consistent, except for the application of the Statements of Korean Financial Accounting Standards No. 21, in all material respects, with the above audited balance sheet as of December 31, 2006.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

1

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

October 26, 2007

This report is effective as of October 26, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

September 30, 2007 and December 31, 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	(Won)	1,500,731	(Won)	788,066
Available-for-sale securities		23		23
Trade accounts and notes receivable, net (Note 15)		2,445,076		1,049,408
Other accounts receivable, net (Note 15)		24,136		27,036
Accrued income, net		5,775		820
Advanced payments, net		3,797		5,431
Prepaid expenses		50,015		22,051
Prepaid value added tax		72,142		52,837
Other current assets (Note 9)		33,266		50,608
Deferred income tax assets (Note 10)		121,691		—
Inventories, net (Note 4)		739,513		735,376

Total current assets		4,996,165		2,731,656

Long-term financial instruments (Note 3)		13		13
Equity-method investments		490,206		361,545
Property, plant and equipment, net (Note 5)		7,393,987		8,860,076
Intangible assets, net		88,255		114,182
Long-term prepaid expenses		162,716		137,974
Deferred income tax assets (Note 10)		513,248		593,063
Other assets		29,059		17,338

Total assets	(Won)	13,673,649	(Won)	12,815,847

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 15)	(Won)	1,140,992	(Won)	943,924
Other accounts payable (Note 15)		474,088		1,066,642
Advances received		4,696		461
Withholdings		3,639		9,045
Accrued expenses		185,958		67,814
Warranty reserve		42,469		28,015
Current portion of long-term debts and debentures (Note 6)		870,394		553,089
Other current liabilities (Note 9)		12,925		25,399

Total current liabilities		2,735,161		2,694,389

Debentures, net of current portion and discounts on debentures (Note 7)		2,308,822		2,319,391
Long-term debts, net of current portion (Note 7)		1,009,393		830,540
Accrued severance benefits, net		101,604		81,851

Total liabilities		6,154,980		5,926,171

Commitments and contingencies (Note 9)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share		1,789,079		1,789,079
Capital surplus		2,311,071		2,275,172
Accumulated other comprehensive loss, net (Notes 9 and 11)		(4,973)		(13,948)
Retained earnings		3,423,492		2,839,373

Total shareholders’ equity		7,518,669		6,889,676

Total liabilities and shareholders’ equity	(Won)	13,673,649	(Won)	12,815,847

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

3

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Operations

Three-Month and Nine-Month Periods Ended September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won, except per share amounts)	For the three-month periods ended September 30				For the nine-month periods ended September 30
	2007		2006		2007		2006
Sales (Notes 15 and 16)	(Won)	3,975,052	(Won)	2,729,486	(Won)	9,848,638	(Won)	7,233,521

Cost of sales (Notes 12 and 15)		3,098,239		3,017,868		8,811,794		7,684,498

Gross profit (loss)		876,813		(288,382)		1,036,844		(450,977)

Selling and administrative expenses (Note 13)		167,968		96,065		426,612		343,393

Operating income (loss)		708,845		(384,447)		610,232		(794,370)

Non-operating income
Interest income		14,621		4,586		33,499		21,876
Rental income		894		1,850		2,945		5,893
Commission earned		1,851		1,390		19,647		13,934
Foreign exchange gains		47,178		22,096		91,332		136,329
Gain on foreign currency translation		61,354		25,321		68,614		53,322
Gain on valuation of equity method investments		3,532		29,810		31,811		79,921
Gain on disposal of property, plant and equipment		1,978		396		3,842		486
Others		3,214		3,543		7,196		10,127

		134,622		88,992		258,886		321,888

Non-operating expenses
Interest expenses		49,601		39,563		143,540		110,599
Foreign exchange losses		45,082		23,657		91,753		174,255
Loss on foreign currency translation		38,125		26,090		38,125		26,120
Donations		97		288		214		1,542
Loss on disposal of accounts receivable		279		5,256		2,084		8,319
Loss on valuation of equity method investments		23,174		35,525		35,407		4,006
Loss on disposal of property, plant and equipment		—		—		219		1,046
Impairment loss on property, plant, and equipment (Note 5)		24,401		—		24,401		—
Loss on disposal of available-for-sale securities		—		118		—		153
Ramp up costs		—		—		—		18,043
Loss on retirement of bonds		284		—		284		—
Others		3		—		4		5

		181,046		130,497		336,031		344,088

Income (loss) before income tax benefit (expense)		662,421		(425,952)		533,087		(816,570)

Income tax benefit (expense)		(138,190)		104,986		51,032		221,602

Net income (loss)	(Won)	524,231	(Won)	(320,966)	(Won)	584,119	(Won)	(594,968)

Earnings (loss) per share (Note 14)	(Won)	1,465	(Won)	(897)	(Won)	1,632	(Won)	(1,663)

Diluted earnings (loss) per share (Note 14)	(Won)	1,435	(Won)	(897)	(Won)	1,626	(Won)	(1,663)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

4

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	584,119	(Won)	(594,968)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of intangible assets		33,782		37,094
Depreciation		1,948,904		1,830,776
Loss (gain) on disposal of property, plant and equipment, net		(3,623)		560
Impairment loss on property, plant and equipment		24,401		—
Loss (gain) on foreign currency translation, net		(37,547)		(34,548)
Amortization of discount on debentures		37,349		27,042
Loss on retirement of bonds		284		—
Provision for warranty reserve		48,897		21,276
Provision for severance benefits		50,444		39,338
Loss (gain) on valuation of equity method investments, net		3,596		(75,915)
Loss on disposal of available-for-sale securities		—		35
Loss on disposal of investment assets		—		118

		2,106,487		1,845,776

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(1,424,337)		(348,135)
Increase in inventories		(4,137)		(255,153)
Decrease (increase) in other accounts receivable		2,888		(4,473)
Decrease (increase) in accrued income		(4,955)		712
Decrease in advance payments		1,635		3,368
Increase in prepaid expenses		(6,230)		(2,412)
Decrease (increase) in prepaid value added tax		(19,305)		59,775
Increase in current deferred income tax		(118,280)		(36,249)
Decrease in other current assets		10,128		23,726
Increase in long-term prepaid expenses		(46,475)		(71,816)
Increase in long-term other account receivable		(365)		—
Decrease (increase) in non-current deferred income tax		67,249		(185,353)
Increase trade accounts and notes payable		203,354		315,223
Decrease in other accounts payable		(23,631)		(105,943)
Increase in advances received		4,235		243
Decrease in withholdings		(5,406)		(8,033)
Increase in accrued expenses		104,061		43,076
Decrease in income tax payable		—		(19,499)
Decrease in warranty reserve		(34,443)		(15,340)
Decrease in other current liabilities		(5,885)		(5,289)
Accrued severance benefits transferred from affiliated company, net		2,021		2,947
Payments of severance benefits		(41,555)		(24,035)
Decrease in severance insurance deposits		8,758		10,025
Decrease in contribution to National Pension Fund		85		24

		(1,330,590)		(622,611)

Net cash provided by operating activities		1,360,016		628,197

5

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Proceeds from non-current guarantee deposits		426		11,183
Proceeds from disposal of property, plant and equipment		31,331		1,710
Proceeds from disposal of available-for-sale securities		—		349
Proceeds from dividends of equity method investments		1,440		37,643
Acquisition of equity-method investments		(102,699)		(99,856)
Payments of non-current guarantee deposits		(11,783)		(4,633)
Acquisitions of available-for-sale securities		—		(53)
Acquisitions of property, plant and equipment		(1,104,053)		(2,502,760)
Acquisition of intangible assets		(7,694)		(5,363)

Net cash used in investing activities		(1,193,032)		(2,561,780)

Cash flows from financing activities
Repayment of current portion of long-term debts		(237,736)		(229,417)
Proceeds from issuance of long-term debts		274,420		632,065
Proceeds from issuance of bond		508,997		399,600

Net cash provided by financing activities		545,681		802,248

Net increase (decrease) in cash and cash equivalents		712,665		(1,131,335)

Cash and cash equivalents
Beginning of the period		788,066		1,465,025

End of the period	(Won)	1,500,731	(Won)	333,690

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

33

LG.Philips LCD Co., Ltd.

Non-Consolidated Statement of Changes in Shareholders’ Equity

Nine-Month Period Ended September 30, 2007

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive Income		Retained earnings		Total
Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	6,889,676
Net income		—		—		—		584,119		584,119
Changes in equity securities (Note 11)		—		—		17,965		—		17,965
Gain on valuation of derivatives (Note 11)		—		—		(16,616)		—		(16,616)
Loss on valuation of derivatives (Note 11)		—		—		7,626		—		7,626
Changes in consideration for conversion rights		—		35,899		—		—		35,899

Balance as of September 30, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	(4,973)	(Won)	3,423,492	(Won)	7,518,669

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

7

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. and commenced its manufacture and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. on August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Koninklijke Philips Electronics N.V. for (Won)725,000 million, and Koninklijke Philips Electronics N.V. acquired a 50% interest in the Company.

The Company listed its shares with the Korea Stock Exchange and with US Securities and Exchange Commission in July 2004.

As of September 30, 2007, the Company has outstanding capital stock amounting to (Won)1,789,079 million.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements and are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flow, or changes in shareholders’ equity is not presented in the accompanying non-consolidated financial statements.

See Report of Independent Accountants

8

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No.11, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the nine-month period ended September 30, 2007. However, the non-consolidated statement of change in shareholders’ equity is not presented comparatively in accordance with SKFAS No. 21.

3.	Financial Instruments

As of September 30, 2007 and December 31, 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	343,452	(Won)	311,808
Work-in-process		219,454		312,231
Raw materials		118,425		129,373
Supplies		96,666		101,068

		777,997		854,480
Less: Valuation loss		(38,484)		(119,104)

	(Won)	739,513	(Won)	735,376

See Report of Independent Accountants

9

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

5.	Property, Plant and Equipment

Property, plant and equipment as of September 30, 2007 and December 31, 2006, consist of the following:

	(in millions of Korean won)	2007		2006
	Buildings	(Won)	1,934,791	(Won)	1,875,511
	Structures		174,924		170,631
	Machinery and equipment		14,237,457		13,754,035
	Tools		135,873		138,303
	Furniture and fixtures		417,086		411,459
	Vehicles		10,216		12,293
	Others		8,460		8,460

			16,918,807		16,370,692
Less:	Accumulated depreciation		(10,622,078)		(8,715,763)
	Government subsidies		(2,961)		(3,015)

			6,293,768		7,651,914
	Land		316,893		317,161
	Machinery-in-transit		40,063		42,010
	Construction-in-progress [1]		743,263		848,991

		(Won)	7,393,987	(Won)	8,860,076

[1]	For the nine-month period ended September 30, 2007, the Company recorded impairment loss of (Won)24,401 million due to the change in the facilities investment plan.

See Report of Independent Accountants

10

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

6.	Current Portion of Long-Term Debts

Current portion of long-term debts and debentures as of September 30, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)
Type of borrowing	Creditor	Annual interest rates (%) as of September 30, 2007	2007		2006
Long-term debt in won currency loans	Korea Export-Import Bank	5.84 - 6.08	(Won)	54,267	(Won)	39,267
Corporate bonds in won currency		5.00		300,000		300,000
Long-term debt in foreign currency debentures of US$ 200 million	—	—		—		185,920
Long-term debt in foreign currency loans of US$ 50 million	Korea Export-Import Bank and others	6ML+1.20, 3ML+0.99-1.35		45,406		32,071
Convertible bonds [1] of US$ 475 million		—		435,718		—

				835,391		557,258
Less : Discounts on debentures				(422)		(4,169)
Conversion rights adjustment				(348)		—
Add : Call premium				35,773		—

			(Won)	870,394	(Won)	553,089

[1]	On September 19, 2007, as the bond holders exercised their put option, the Company reclassified convertible bonds as current (Note 7).

See Report of Independent Accountants

11

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

7. Long-Term Debts

Long-term debts as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of September 30, 2007
Type of borrowing		2007		2006
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,550,000
Private debentures, payable in 2011	5.3 – 5.9		600,000		600,000
Less : Current portion			(300,000)		(300,000)
Discounts on debentures			(11,709)		(16,036)

			1,838,291		1,833,964

Convertible bonds¹
US dollar-denominated bond, payable through 2012	—		947,273		483,780
Add : Call premium			85,788		84,613
Less : Current portion			(435,718)		—
Discounts on debentures			(2,353)		(2,139)
Conversion rights adjustment			(124,459)		(80,827)

			470,531		485,427

		(Won)	2,308,822	(Won)	2,319,391

Won currency loans
General loans	5.84 – 6.08,	(Won)	199,117	(Won)	238,383
	4.00		16,040		14,634
Less : Current portion			(54,267)		(39,267)

			160,890		213,750

Foreign currency loans
General loans	3ML+0.35 -1.35, 6ML+0.41 - 1.20, 6.01		893,909		648,861
Less : Current portion			(45,406)		(32,071)

			848,503		616,790

		(Won)	1,009,393	(Won)	830,540

See Report of Independent Accountants

12

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of the principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were repaid at 108.39 % of their principal amount on October 19, 2007. On the same date, the Company exercised its call option to pay off the rest of convertible bonds amounting to US$15.4 million which will be paid in November 2007.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77% of the principal amount at maturity. The bondholders have a put option to be repaid at 109.75% of the principal amount on April 18, 2010.

As of September 30, 2007, the number of shares convertible from the outstanding convertible bonds is 10,732,572. On October 19, 2007, the number of shares convertible from the outstanding convertible bonds is 10,464,234 as call option was exercised.

As of September 30, 2007, foreign currency loans denominated in U.S. dollars amount to US$ 975 million (December 31, 2006 : US$ 698 million).

8.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, the executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares is exercisable.

See Report of Independent Accountants

13

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

The options activities under the SARs as of September 30, 2007 and December 31, 2006, consist of the following:

	2007		2006
	Number of shares under SARs	Weighted average exercise price	Number of shares under SARs	Weighted average exercise price
Beginning	260,000	44,050	410,000	44,050
Granted	—	—	—	—
Cancelled/Expired [1]	40,000	44,050	150,000	44,050
Exercised	—	—	—	—
Ending	220,000	44,050	260,000	44,050
Exercisable As of September 30, 2007	—	—	—	—

¹	Options cancelled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2007 as market price is below the exercise price as of September 30, 2007.

9.	Commitments and Contingencies

As of September 30, 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of September 30, 2007, the Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$100 million.

As of September 30, 2007, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of US$1,193.5 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$35.5 million.

The Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of September 30, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin bank and Societe Generale in connection with a EUR 140 million term loan credit facility LG.Philips LCD Poland Sp. zo.o entered into.

See Report of Independent Accountants

14

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

In October 2006, the subsidiaries entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivables of four subsidiaries, namely, LG.Philips LCD America Inc., LG.Philips LCD Germany GmbH, LG.Philips LCD Shanghai Co., Ltd. and LG.Philips LCD Hong Kong Co., Ltd., on a revolving basis, of up to US$600 million. The Company joined this program in April 2007. As of September 30, 2007, the amount of accounts receivables sold is (Won)7,780 million. Losses including the loss on sale of receivables, and various program and facility fees associated with the Program totaled approximately (Won)558 million for the nine-month period ended September 30, 2007.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash flows resulting from the sale of products, capital expenditures, purchasing of materials and debt services will be adversely affected by changes in exchange rates.

A summary of these contracts follows :

(in millions)
Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
Woori and others	US$	1,306	(Won)	1,213,278	(Won)915.40:US$1- (Won)946.77:US$1	Oct. 1, 2007 – Feb. 4, 2008
Citibank and others	EUR	100	(Won)	127,499	(Won)1,204.29:EUR1- (Won)1,298.82:EUR1	Oct. 9, 2007 – Jan. 4, 2008
HSBC and others	(Won)	60,123	JP¥	7,500	(Won)7.590:JP¥1- (Won)8.287:JP¥1	Oct 12, 2007 – Dec. 14, 2007
DBS and others	US$	60	JP¥	7,000	J¥114.52:US$1- JP¥121.99:US$1	Oct. 15, 2007 - Dec. 20, 2007

As of September 30, 2007, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)19,944 million and (Won)3,887 million, respectively. Total unrealized gains and losses amounted to (Won)10,050 million and (Won)1,465 million, respectively, for the nine-month period ended September 30, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income.

See Report of Independent Accountants

15

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

The forecasted hedged transactions are expected to occur by February 4, 2008. The aggregate amount of all deferred gains and losses of (Won)9,894 million and (Won)2,422 million, respectively, recorded net of tax under accumulated other comprehensive income, are expected to be included in the determination of gain and loss within a year from September 30, 2007.

For the nine-month period ended September 30, 2007, the Company recorded realized gains of (Won)36,088 million (2006: (Won)201,617 million) on foreign currency forward contracts upon settlement, and for the nine-month period ended September 30, 2007, realized losses amounted to (Won)37,895 million (2006: (Won)61,892 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate loans.

A summary of such contracts follows:

(in millions)
Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor+ 0.53%	Aug. 29, 2011 – Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

As of September 30, 2007, unrealized gains of (Won)875 million and unrealized losses of (Won)176 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes, while unrealized losses of (Won)2,464 million were charged to current income as these contracts do not fulfill those requirements.

For the nine-month period ended September 30, 2007, the Company recorded realized gains of (Won)661 million (2006: gains of (Won)(83) million) and no realized losses (2006 : losses of (Won)15,024 million) on cross-currency swap contracts upon settlement.

The Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate loans.

A summary of such contracts follows:

(in millions)
Contracting party	Contract Amount		Contract foreign exchange rate		Maturity date
SC First Bank	US$	150	Accept floating rate	6M Libor	May 21, 2009 -
		—	Pay fixed rate	5.375% - 5.644%	May 24, 2010

See Report of Independent Accountants

16

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

As of September 30, 2007, unrealized losses of (Won)3,188 million were recognized as accumulated other comprehensive income as these contracts fulfilled the requirements for hedge accounting for financial statement purposes.

For the nine-month period ended September 30, 2007, the Company recorded realized gains of (Won)4 million (2006: nil) and realized losses of (Won)119 million (2006: nil) on interest-rate swap contracts upon settlement.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions did not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current income as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions)
Contracting party	USD Put Buying		USD Call Selling		Strike Price	Maturity date
KDB and others	US$	70	US$	70	(Won)929.40:US$1 - (Won)938.00:US$1	Oct. 15 , 2007 - Dec. 26, 2007

(in millions)
Contracting party	JPY Call Buying		JPY Put Selling		Strike Price	Maturity date
Citibank and others	JP¥	25,000	JP¥	25,000	(Won)7.700:JP¥1 - (Won)8.000:JP¥1	Oct. 12, 2007 - Feb. 14, 2008

As of September 30, 2007, unrealized gains of (Won)5,657 million and no unrealized losses were charged to current income, as these contracts did not fulfill the requirements for hedge accounting for financial statement purposes.

For the nine-month period ended September 30, 2007, the Company recorded realized gains of (Won)54 million (2006: nil) and no losses (2006: nil) upon settlement of target forward option contracts and realized gains of (Won)625 million and losses of (Won)323 million upon settlement of range forward options.

As of September 30, 2007, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

See Report of Independent Accountants

17

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs in the United States District Court for the Central District of California. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. On September 12, 2007, the United States District Court in California granted the Company’s request for enhanced damages, interest for the damages, and additional damages of continuing infringement and legal fees. On September 17, 2007, the United States District Court in California granted the Company’s request for permanent injunction against Chunghwa Picture Tubes to stop sale or import of infringing products in the United States.

On May 27, 2004, the Company filed a complaint in the United States District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc. and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company US$52.4 million in damages.

On September 20, 2007, the Company and Chunghwa Picture Tubes have signed a binding memorandum of understanding regarding the dismissal of two pending claims, and a cross licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Company in compensation.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court of Illinois Eastern Division. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

See Report of Independent Accountants

18

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of September 30, 2007, the Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Company is not in a position to predict their ultimate outcome. However, the Company intends to defend itself vigorously in these matters.

See Report of Independent Accountants

19

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

10.	Deferred Income Tax Assets and Liabilities

Deferred income tax assets (liabilities) as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Inventories	(Won)	5,865	(Won)	21,098
Equity method investments		(20,786)		(11,578)
Other current assets		(3,370)		492
Property, plant and equipment		42,466		40,875
Tax credit carryforwards		487,454		436,486
Deferred income taxes added to shareholders’ equity		(10,921)		(10,892)
Net loss carryforwards		105,877		248,493
Others		28,354		27,616

		634,939		752,590
Less: Valuation allowance		—		(159,527)

	(Won)	634,939	(Won)	593,063

As of September 30, 2007, the Company anticipates that all tax benefits from tax credits would be fully realized.

See Report of Independent Accountants

20

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

11.	Comprehensive Income and Loss

Comprehensive income and loss for the nine-month periods ended September 30, 2007 and 2006, consist of the following :

(in millions of Korean won)	2007		2006
Net income (loss)	(Won)	584,119	(Won)	(594,968)
Other comprehensive income:		8,975		(4,990)
Gain (loss) on overseas subsidiary translation adjustments (tax effect : (Won)1,051 million in 2007)		17,965		(16,868)
Gain on valuation of derivatives (tax effect : (Won)6,303 million in 2007)		(16,616)		8,762
Loss on valuation of derivatives (tax effect : (Won)(2,892) million in 2007)		7,626		3,116

Comprehensive income (loss)	(Won)	593,094	(Won)	(599,958)

12.	Cost of Sales

Cost of sales for the nine-month periods ended September 30, 2007 and 2006, consists of the following :

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	256,002	(Won)	173,404
Cost of goods manufactured		8,861,973		6,844,672
Ending balance of inventories		(322,249)		(312,485)

		8,795,726		6,705,591
Others		16,068		978,907

	(Won)	8,811,794	(Won)	7,684,498

See Report of Independent Accountants

21

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

13.	Selling and Administrative Expenses

Selling and administrative expenses for the nine-month periods ended September 30, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	53,225	(Won)	32,490
Severance benefits		6,686		4,114
Employee benefits		5,891		4,108
Freight expenses		109,640		127,923
Rental expenses		2,995		2,282
Commission expenses		63,302		37,392
Entertainment expenses		1,168		941
Depreciation		3,337		1,871
Taxes and dues		1,228		1,185
Advertising expenses		21,124		17,268
Promotional expenses		11,758		20,588
Development costs		1,981		925
Research expenses		74,974		55,241
Bad debt expenses		1,302		306
Product warranty expenses and SVC expenses		48,898		21,276
Others		19,103		15,483

	(Won)	426,612	(Won)	343,393

See Report of Independent Accountants

22

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

14.	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month and nine-month periods ended September 30, 2007 and 2006, is calculated as follows:

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
(in millions, except for per share amount)	2007		2006		2007		2006
Net income (loss) as reported on the statements of income	(Won)	524,231	(Won)	(320,967)	(Won)	584,119	(Won)	(594,968)
Weighted-average number of common shares outstanding		358		358		358		358

Earnings (loss) per share	(Won)	1,465	(Won)	(897)	(Won)	1,632	(Won)	(1,663)

Prior to the issuance of convertible bonds on April 19, 2005, the Company had not issued any dilutive securities. Diluted loss per share is identical to basic loss per share as the Company recorded net loss during the three-month and nine-month periods ended September 30, 2006.

See Report of Independent Accountants

23

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

Dilutive effect for the three-month and nine-month periods ended September 30, 2007, is as follows:

(in millions, except for per share amount)	For the three-month period ended September 30, 2007		For the nine-month period ended September 30, 2007
Net income allocated to common stock	(Won)	524,231	(Won)	584,119
Add : Interest expense on convertible bonds¹		4,587		8,427
Diluted net income allocated to common stock		528,818		592,546

Weighted average number of common shares and diluted securities outstanding during the period		369		364

Diluted earnings per share	(Won)	1,435	(Won)	1,626

¹	For the three-month and nine-month periods ended September 30, 2007, net of tax effect of (Won)(1,740) million and (Won)(3,196) million, respectively.

Additionally, earnings (loss) per share for the three-month period ended March 31, 2007, three-month period ended June 30, 2007 and for the year ended December 31, 2006, are as follows:

	December 31, 2006		March 31, 2007		June 30, 2007
Basic earnings (loss) per share	(Won)	(2,150)	(Won)	(471)	(Won)	639
Diluted earnings (loss) per share	(Won)	(2,150)	(Won)	(471)	(Won)	631

See Report of Independent Accountants

24

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

15.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2007 and 2006, and the related account balances outstanding as of September 30, 2007 and December 31, 2006, are summarized as follows:

	Sales ¹				Purchases ¹
(in millions of Korean won)	2007		2006		2007		2006
Parent companies	(Won)	689,713	(Won)	655,356	(Won)	66,198	(Won)	178,014
Company that has significant influence over the Company		—		—		12,173		9,327
Overseas subsidiaries		8,020,261		6,050,730		258,420		83,572
Equity-method investee		—		6		210,054		96,552
Other related parties		176,091		141,471		1,336,304		1,628,531

Total	(Won)	8,886,065	(Won)	6,847,563	(Won)	1,883,149	(Won)	1,995,996

¹	Includes sales of (Won)29,857 million and purchases of property, plant and equipment of (Won)168,501 million.

	Receivables				Payables
(in millions of Korean won)	2007		2006		2007		2006
Parent companies [2]	(Won)	205,661	(Won)	70,805	(Won)	27,244	(Won)	19,328
Company that has significant influence over the Company [3]		2,444		2,340		2,331		548
Overseas subsidiaries [4]		1,865,276		963,098		43,320		27,449
Equity-method investee [5]		—		—		33,938		22,535
Other related parties [6]		93,347		22,897		444,431		424,572

Total	(Won)	2,166,728	(Won)	1,059,140	(Won)	551,264	(Won)	494,432

[2]	LG Electronics Inc., Koninklijke Philips Electronics N.V.
[3]	LG Corp.
[4]	LG Philips LCD America, Inc., LG Philips LCD Taiwan Co., Ltd.,

LG Philips LCD Japan Co., Ltd., LG Philips LCD Germany GmbH.,

LG Philips LCD Nanjing Co., Ltd., LG Philips LCD Shanghai Co., Ltd.,

LG Philips LCD Hong Kong Co., Ltd., LG.Philips LCD Poland Sp. zo.o.,

LG.Philips LCD Guangzhou Co.,Ltd., LG.Philips LCD Shenzhen Co.,Ltd.,

Global Professional Sourcing Co., Ltd.

[5]	Paju Electric Glass Co., Ltd.
[6]	LG Management Development Institute Co., Ltd., LG Micron Ltd., LG Household and

Healthcare, LG CNS, LG N-sys, LG Powercom Corp., Serveone, LG Innotek,

LG Telecom Co., Ltd., LG Chem, Ltd., LG International, LG Dacom Corporation,

Hi Logistics Co. Ltd., Siltron Inc., Lusem Co., Ltd.

See Report of Independent Accountants

25

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

Key management7 compensation costs for the nine-month periods ended September 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	1,286	(Won)	1,218
Post-retirement benefits		605		301

	(Won)	1,891	(Won)	1,519

[7]

Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 and 2006 is (Won)13.4 billion.

16.	Segment Information

The Company operates only one segment, the TFT-LCD division where export sales represents 93% of total sales.

The following is a summary of income by country based on the location of the customers for the nine-month periods ended September 30, 2007 and 2006:

(in millions of Korean won)
Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2007	(Won)	729,422	(Won)	2,534,685	(Won)	938,428	(Won)	1,112,042	(Won)	1,905,029	(Won)	1,652,208	(Won)	976,824	(Won)	9,848,638

2006	(Won)	644,409	(Won)	1,159,052	(Won)	896,483	(Won)	700,507	(Won)	2,178,699	(Won)	1,297,249	(Won)	357,122	(Won)	7,233,521

17.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Current portion of convertible bond	(Won)	471,110	(Won)	—
Acquisition of other account payables for tangible asset		171,425		615,344

See Report of Independent Accountants

26

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

18.	Subsequent Event

On October 15, 2007, Philips Electronics sold 46,400,000 shares of the Company. Following this transaction, Philips Electronics has a remaining 19.9% (71,225,000 shares) ownership interest in the Company.

19.	Reclassification of Prior Period Financial Statements

Due to the adoption of SKFAS No.21, certain amounts in the September 30, 2006 and December 31, 2006, financial statements have been reclassified to conform to the September 30, 2007 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants

27

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

September 30, 2007 and December 31, 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	(Won)	1,656,419	(Won)	954,362
Available-for-sale securities		23		23
Trade accounts and notes receivable, net (Notes 9 and 15)		2,258,545		859,300
Other accounts receivable, net (Notes 9 and 15)		26,076		112,182
Accrued income, net		5,771		850
Advance payments, net		4,241		7,050
Prepaid expenses		51,084		23,536
Prepaid value added tax		103,093		93,058
Other current assets (Note 9)		35,341		50,884
Deferred income tax assets (Note 10)		124,918		677
Inventories, net (Note 4)		905,802		1,052,705

Total current assets		5,171,313		3,154,627

Long-term financial instruments (Note 3)		13		13
Equity method investment		22,223		19,284
Property, plant and equipment, net (Note 5)		8,027,862		9,428,046
Intangible assets, net		105,449		123,826
Long-term prepaid expenses		162,787		138,051
Deferred income tax assets (Note 10)		522,526		601,485
Other Assets		31,433		22,455

Total assets	(Won)	14,043,606	(Won)	13,487,787

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 15)	(Won)	1,144,782	(Won)	949,436
Short-term borrowings (Note 6)		15,006		250,105
Other accounts payable (Note 15)		530,483		1,249,405
Advances received		68,216		45,785
Unearned income		13,872		7,055
Withholdings		23,849		25,376
Accrued expenses		141,972		55,867
Income tax payable		2,535		4,658
Warranty reserve		42,624		31,261
Current portion of long-term debts and debentures (Note 6)		907,692		563,630
Other current liabilities (Note 9)		12,925		26,211

Total current liabilities		2,903,956		3,208,789

Debentures, net of current portion and discounts on debentures (Note 7)		2,308,822		2,319,391
Long-term debts, net of current portion (Note 7)		1,200,520		987,597
Accrued severance benefits, net		101,807		81,885
Long-term accrued expenses		9,411		430
Deferred income tax liabilities (Note 10)		337		19

Total liabilities		6,524,853		6,598,111

Commitments and contingencies (Note 9)
Shareholders’ equity
Controlling interest		7,518,669		6,889,676
Capital stock
Common stock, (Won)5,000 par value per share		1,789,079		1,789,079
Capital surplus		2,311,071		2,275,172
Accumulated other comprehensive income (Notes 9 and 11)		(4,973)		(13,948)
Retained earnings		3,423,492		2,839,373
Minority interest		84		—

Total shareholders’ equity		7,518,753		6,889,676

Total liabilities and shareholders’ equity	(Won)	14,043,606	(Won)	13,487,787

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations

Nine-Month Periods Ended September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 15 and 16)	(Won)	10,030,102	(Won)	7,558,906

Cost of sales (Notes 12 and 15)		8,875,407		7,842,081

Gross profit (loss)		1,154,695		(283,175)

Selling and administrative expenses (Note 13)		519,470		419,275

Operating income (loss)		635,225		(702,450)

Non-operating income
Interest income		37,084		23,536
Rental income		2,945		5,893
Commission earned		10,581		10,141
Foreign exchange gains		160,829		228,071
Gain on foreign currency translation		89,045		61,395
Gain on valuation equity-method of investments		4,378		3,775
Gain on disposal of property, plant and equipment		927		488
Others		7,560		8,690

		313,349		341,989

Non-operating expenses
Interest expenses		155,577		125,759
Foreign exchange losses		152,713		260,161
Loss on foreign currency translation		54,400		30,348
Donations		233		1,549
Loss on disposal of accounts receivable		18,219		11,798
Loss on disposal of available-for-sale securities		—		35
Loss on disposal of property, plant and equipment		263		1,054
Impairment loss on disposal of property, plant and equipment (Note 5)		28,681		—
Loss on retirement of bonds		284		—
Loss on disposal of investment assets		—		118
Other bad debt expenses		1,037		—
Ramp up costs		—		18,043
others		236		311

		411,643		449,176

Income (loss) before income tax benefit		536,931		(809,637)

Income tax benefit		47,188		214,669

Net income (loss)	(Won)	584,119	(Won)	(594,968)

Earnings (loss) per share (Note 14)	(Won)	1,632	(Won)	(1,663)

Diluted earnings (loss) per share (Note 14)	(Won)	1,626	(Won)	(1,663)

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	584,119	(Won)	(594,968)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of intangible assets		35,659		37,954
Depreciation		2,049,497		1,878,125
Loss (Gain) on disposal of property, plant and equipment, net		(664)		566
Loss (Gain) on foreign currency translation, net		(44,081)		(38,476)
Amortization of discount on debentures		37,349		27,042
Provision for warranty reserve		52,535		30,861
Provision for severance benefits		50,464		39,364
Gain (Loss) on valuation equity-method of investments, net		(4,378)		(3,775)
Loss on disposal of available-for-sale securities		—		118
Loss on disposal of investment assets		—		35
Impairment loss on disposal of property, plant and equipment		28,681		—
Loss on retirement of bonds		284		—

		2,205,346		1,971,814

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(1,430,809)		(74,461)
Decrease (Increase) in inventories		146,903		(457,501)
Decrease (Increase) in other accounts receivable		86,093		(20,808)
Decrease (Increase) in accrued income		(4,920)		712
Decrease in advance payments		2,808		2,232
Increase in prepaid expenses		(5,813)		(2,303)
Decrease (Increase) in prepaid value added tax		(10,035)		48,815
Decrease in other current assets		8,341		24,060
Increase in current deferred income tax assets		(120,831)		(36,352)
Increase in long-term accrued expenses		9,130		265
Decrease in long-term prepaid expenses		(46,471)		(71,805)
Decrease (Increase) in non-current deferred income tax assets		66,393		(188,300)
Increase in trade accounts and notes payable		205,324		193,604
Decrease in other accounts payable		(87,751)		(59,042)
Increase in advances received		22,933		10,435
Decrease in withholdings		(1,527)		(7,304)
Increase in accrued expenses		86,105		32,381
Decrease in income tax payable		(2,123)		(15,708)
Decrease in warranty reserve		(41,172)		(28,477)
Increase (Decrease) in other current liabilities		121		(9)
Increase (Decrease) in deferred income tax liabilities		318		(449)
Accrued severance benefits transferred from affiliated company, net		2,021		2,947
Payment of severance benefits		(41,556)		(24,044)
Decrease in severance insurance deposits		8,758		10,025
Decrease in contributions to the National Pension Fund		85		24
Increase (Decrease) in consolidation adjustments, net		18,858		(22,148)
Increase in long-term accounts receivable		(365)		—

		(1,129,182)		(683,211)

Net cash provided by operating activities		1,660,283		693,635

5

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Acquisition of available-for-sale securities		—		(53)
Payment of non-current guarantee deposits		(9,041)		(4,632)
Proceeds from disposal of available-for-sale securities		—		349
Proceeds from non-current guarantee deposits		426		10,277
Proceeds from disposal of property, plant and equipment		2,325		1,736
Proceeds from dividends of equity-method investments		1,440		—
Acquisition of property, plant and equipment		(1,311,029)		(2,745,098)
Acquisition of intangible assets		(15,572)		(5,363)
Increase of short-term loan		(4)		(7)

Net cash used in investing activities		(1,331,455)		(2,742,791)

Cash flows from financing activities
Proceeds from issuance of short-term borrowings		—		112,626
Repayment of short-term borrowings		(234,991)		—
Proceeds from issuance of debentures		508,997		399,600
Proceeds from long-term borrowings		366,112		669,537
Repayment of current maturities of long-term debts		(250,801)		(240,312)
Repayment of long-term borrowings		(16,172)		—
Proceeds from minority interest		84		—

Net cash provided by financing activities		373,229		941,451

Net increase (decrease) in cash and cash equivalents		702,057		(1,107,705)

Cash and cash equivalents

Beginning of the period		954,362		1,579,452

End of the period	(Won)	1,656,419	(Won)	471,747

The accompanying notes are an integral part of these consolidated financial statements.

6

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Nine-Month Period Ended September 30, 2007

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Minority interest		Total
Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	—	(Won)	6,889,676
Net income		—		—		—		584,119		—		584,119
Changes in overseas subsidiary translation adjustment (Note 11)		—		—		17,965		—		—		17,965
Gain on valuation of derivatives (Note 11)		—		—		(16,616)		—		—		(16,616)
Loss on valuation of derivatives (Note 11)		—		—		7,626		—		—		7,626
Changes in consideration for conversion rights		—		35,899		—		—		—		35,899
Change in the investor’s share of subsidiary		—		—		—		—		84		84

Balance as of September 30, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	(4,973)	(Won)	3,423,492	(Won)	84	(Won)	7,518,753

The accompanying notes are an integral part of these consolidated financial statements.

7

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

1.	The Companies

The accompanying consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 under its original name of LG Soft, Ltd., and commenced its manufacture and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. and the Controlling Company entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective on August 27, 1999, and on August 31, 1999, the Controlling Company issued new shares of common stock to Koninklijke Philips Electronics N.V. for (Won)725,000 million, and Koninklijke Philips Electronics N.V. acquired a 50% interest in the Controlling Company.

The Controlling Company listed its shares with the Korea Stock Exchange and with the US Securities and Exchange Commission in July 2004. As of September 30, 2007, the Controlling Company has outstanding capital stock amounting to (Won)1,789,079 million.

Consolidated Subsidiaries

Consolidated subsidiaries as of September 30, 2007, are as follows:

	Total issued and outstanding shares		No. of shares owned by the Controlling Company		Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000		5,000,000		100
LG.Philips LCD Japan Co., Ltd.	1,900		1,900		100
LG.Philips LCD Germany GmbH	960,000		960,000		100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000		11,549,994		100
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000		115,000		100
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Poland Sp.z o.o.	4,103,277		4,103,277		100
LG.Philips LCD Guangzhou Co., Ltd.	—	[1]	—	[1]	100
LG.Philips LCD Shenzhen Co., Ltd.	—	[1]	—	[1]	100
Global Professional Sourcing Co., Ltd	1,000,000		700,000		70

[1]	No shares have been issued in accordance with the local laws and regulations.

8

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A. in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to US$ 5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to JP¥ 95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to EUR 1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan in April 1999, to sell TFT-LCD products and its shares were acquired by the Controlling Company in May 2000. As of September 30, 2007 and December 31, 2006, its capital stock amounted to NTD 116 million and is wholly owned by LG.Philips LCD Co., Ltd.

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLNJ)

LPLNJ was incorporated in Nanjing, China in July 2002, to manufacture and sell TFT-LCD products. As of September 30, 2007 and December 31, 2006, its capital stock amounted to CNY 1,643 million and CNY 1,380 million, respectively, and is wholly owned by LG.Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

(8)	LG.Philips LCD Poland Sp. z o.o. (LPLWR)

LPL Poland was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to PLN 410 million and PLN 239 million, respectively, and is wholly owned by LG.Philips LCD Co., Ltd.

9

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

(9)	LG.Philips LCD Guangzhou Co., Ltd. (LPLGZ)

LPL Guangzhou was incorporated in Guangzhou, China on June 30, 2006, to manufacture and sell the TFT LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007 and December 31, 2006, its capital stock amounted to CNY 582 million and CNY 318 million, respectively, and is wholly owned by LG.Philips LCD Co., Ltd.

(10)	LG.Philips LCD Shenzhen Co., Ltd. (LPLSZ)

LPL Shenzhen was incorporated in Shenzhen, China on August 28, 2007, to sell TFT LCD products of LG.Philips LCD Co., Ltd. As of September 30, 2007, its capital stock amounted to CNY 4 million , and is wholly owned by LG.Philips LCD Co., Ltd.

(11)	Global Professional Sourcing Co., Ltd (GPS)

GPS was incorporated in Taipei, Taiwan on September 11, 2007, to survey and search of LCD panels. As of September 30, 2007, its capital stock amounted to NTD 10 million, and is 70% owned by LG.Philips LCD Taiwan Co., Ltd.

Equity-method investment

The primary business activity of the equity-method investment follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea in January 2005, to produce electric glass. As of September 30, 2007 and December 31, 2006, its capital stock amounted to (Won) 36,000 million and 40% shares of PEG are owned by LG.Philips LCD Co., Ltd.

10

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, follows:

Condensed Balance Sheets

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.
Current assets	(Won)	302,116	(Won)	569,132	(Won)	153,558	(Won)	512,569
Non-current assets		3,709		751		891		709

Total assets	(Won)	305,825	(Won)	569,883	(Won)	154,449	(Won)	513,278

Current liabilities	(Won)	295,030	(Won)	562,759	(Won)	148,589	(Won)	498,226
Non-current liabilities		—		—		51		337

Total liabilities		295,030		562,759		148,640		498,563

Capital stock		6,082		1,252		1,088		4,189
Accumulated other comprehensive income		(2,493)		176		(1,215)		(2,890)
Retained earnings		7,206		5,696		5,936		13,332

Minority interest		—		—		—		84

Total shareholders’ equity		10,795		7,124		5,809		14,715

Total liabilities and shareholders’ equity	(Won)	305,825	(Won)	569,883	(Won)	154,449	(Won)	513,278

(in millions of Korean won)	LG.Philips LCD Nanjing Co., Ltd		LG.Philips LCD Hong Kong Co. ,Ltd.		LG.Philips LCD Shanghai Co., Ltd.		LG.Philips LCD Poland Sp z o.o.
Current assets	(Won)	70,054	(Won)	90,498	(Won)	248,474	(Won)	32,309
Non-current assets		353,057		146		166		255,132

Total assets	(Won)	423,111	(Won)	90,644	(Won)	248,640	(Won)	287,441

Current liabilities	(Won)	74,483	(Won)	82,426	(Won)	243,924	(Won)	61,407
Non-current liabilities		99,436		—		—		92,982

Total liabilities		173,919		82,426		243,924		154,389

Capital stock		212,297		1,736		596		131,761
Accumulated other comprehensive income		(14,784)		(863)		(452)		9,567
Retained earnings		51,679		7,345		4,572		(8,276)

Minority interest		—		—		—		—

Total shareholders’ equity		249,192		8,218		4,716		133,052

Total liabilities and shareholders’ equity	(Won)	423,111	(Won)	90,644	(Won)	248,640	(Won)	287,441

11

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	LG.Philips LCD Guangzhou Co., Ltd..		LG.Philips LCD Shenzhen Co., Ltd.		Global Professional Sourcing Co., Ltd		Total
Current assets	(Won)	35,218	(Won)	118,710	(Won)	281	(Won)	2,132,919
Non-current assets		42,729		158		—		657,448

Total assets	(Won)	77,947	(Won)	118,868	(Won)	281	(Won)	2,790,367

Current liabilities	(Won)	5,668	(Won)	119,803	(Won)	—	(Won)	2,092,315
Non-current liabilities		8,272		—		—		201,078

Total liabilities		13,940		119,803		—		2,293,393

Capital stock		70,475		469		281		430,226
Accumulated other comprehensive income		341		(37)		—		(12,650)
Retained earnings		(6,809)		(1,367)		—		79,314

Minority interest		—		—		—		84

Total shareholders’ equity		64,007		(935)		281		496,974

Total liabilities and shareholders’ equity	(Won)	77,947	(Won)	118,868	(Won)	281	(Won)	2,790,367

Condensed Statements of Income
(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.
Sales	(Won)	1,130,193	(Won)	1,743,460	(Won)	933,271	(Won)	2,573,664
Cost of sales		1,115,431		1,724,006		925,480		2,556,257

Gross profit		14,762		19,454		7,791		17,407
Selling and administrative expenses		9,626		9,491		5,642		7,908

Operating income		5,136		9,963		2,149		9,499
Non-operating income (expense)		(2,643)		(5,659)		186		(6,082)

Income (loss) before income taxes		2,493		4,304		2,335		3,417
Income tax expense		958		1,664		1,211		992

Net income (loss)	(Won)	1,535	(Won)	2,640	(Won)	1,124	(Won)	2,425

12

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

(in millions of Korean won)	LG.Philips LCD, Nanjing Co., Ltd.		LG.Philips LCD Hong Kong Co., Ltd.		LG.Philips LCD Shanghai Co., Ltd.		LG.Philips LCD Poland Sp z o.o.
Sales	(Won)	202,532	(Won)	726,692	(Won)	1,010,386	(Won)	56,614
Cost of sales		139,143		722,249		1,004,105		43,913

Gross profit		63,389		4,443		6,281		12,701
Selling and administrative expenses		42,058		3,107		4,764		14,469

Operating income (loss)		21,331		1,336		1,517		(1,768)
Non-operating income (expense)		(1,409)		(259)		(882)		3,878

Income (loss) before income taxes		19,922		1,077		635		2,110
Income tax expense		222		(1,227)		—		24

Net income (loss)	(Won)	19,700	(Won)	2,304	(Won)	635	(Won)	2,086

(in millions of Korean won)	LG.Philips LCD Guangzhou Co., Ltd.		LG.Philips LCD Shenzhen Co., Ltd.		Global Professional Sourcing Co., Ltd		Total
Sales	(Won)	—	(Won)	104,398	(Won)	—	(Won)	8,481,210
Cost of sales		—		104,480		—		8,335,064

Gross profit		—		(82)		—		146,146
Selling and administrative expenses		1,744		1,122		—		99,931

Operating income (loss)		(1,744)		(1,204)		—		46,215
Non-operating income (expense)		(4,107)		(163)		—		(17,140)

Income (loss) before income taxes		(5,851)		(1,367)		—		29,075
Income tax expense		—		—		—		3,844

Net income (loss)	(Won)	(5,851)	(Won)	(1,367)	(Won)	—	(Won)	25,231

13

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Controlling Company and its consolidated subsidiaries in the preparation of its interim consolidated financial statements are same as those followed by the Controlling Company in its preparation of annual consolidated financial statements and are summarized below.

Basis of Consolidated Financial Statement Presentation

The Controlling Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Controlling Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flow, or changes in shareholders’ equity is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No.11 and 25, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the nine-month period ended September 30, 2007. However, the consolidated statement of changes in shareholders’ equity is not presented comparatively in accordance with SKFAS No. 21.

14

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

3.	Financial Instruments

As of September 30, 2007 and December 31, 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	511,058	(Won)	641,913
Work-in-process		219,454		312,231
Raw materials		118,437		129,981
Supplies		98,263		101,581

		947,212		1,185,706
Less: Valuation loss		(41,410)		(133,001)

	(Won)	905,802	(Won)	1,052,705

15

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

5.	Property, Plant and Equipment

Property, plant and equipment as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Buildings	(Won)	2,205,460	(Won)	2,026,462
Structures		176,039		171,743
Machinery and equipment		14,689,599		14,035,368
Tools		202,505		167,291
Furniture and fixtures		447,189		435,467
Vehicles		13,818		14,875
Others		8,773		8,460

		17,743,383		16,859,666
Less: Accumulated depreciation		(10,859,556)		(8,849,494)
Government subsidies		(2,961)		(3,015)

		6,880,866		8,007,157

Land		336,801		335,563
Machinery-in-transit		40,665		118,373
Construction-in-progress[1]		789,438		985,355

		8,047,770		9,446,448
Government subsidies		(19,908)		(18,402)

	(Won)	8,027,862	(Won)	9,428,046

[1]	For the nine-month period ended September 30, 2007, the Company recorded impairment loss of (Won)28,681 million due to the change in the facilities investment plan.

See Report of Independent Accountants

16

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

6.	Short-Term Borrowings and Current Portion of Long-Term Debts

Short-term borrowings as of September 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of September 30, 2007	2007		2006
Documents against acceptance (2006: US$ 220 million)	—	—	(Won)	—	(Won)	204,528
General Loans	Mizuho Bank and others	Tibor + 0.40 – 0.45, Wibor + 0.45
of JP¥ 760 million and PLN 26 million (2006: US$ 13 million, JP¥ 1,520 million, EUR 8 million, and PLN 39 million)				15,006		45,577

			(Won)	15,006	(Won)	250,105

Current portion of long-term debts and debentures as of September 30, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won) Type of borrowing	Annual interest rate (%) as of September 30, 2007	2007		2006
Long-term debts in won currency loans	5.84 - 6.08	(Won)	54,267	(Won)	39,267
Long-term debts in won currency debt	5.00		300,000		300,000
Long-term debentures in foreign currency	—		—		185,920
Long-term debts in foreign currency	6ML + 1.02 3ML + 0.99 – 1.35 Libor + 0.5 -0.6		82,704		42,612
Convertible bonds¹	—		435,718		—

			872,689		567,799
Add: Call premium			35,773		—
Less: Discount on debentures			(422)		(4,169)
Conversion rights adjustment			(348)		—

		(Won)	907,692	(Won)	563,630

[1]	On September 19, 2007, as the bond holders exercised their put option, the Company reclassified convertible bonds as current (Note 7).

17

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

7.	Long-Term Debts

Long-term debts as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of September 30, 2007	2007		2006
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,550,000
Private debentures, payable in 2011	5.3 – 5.9		600,000		600,000
Less: Current portion			(300,000)		(300,000)
Discounts on debentures			(11,709)		(16,036)

			1,838,291		1,833,964

Convertible bonds¹
US dollar-denominated bonds, payable through 2012	—		947,273		483,780
Add: Call premium			85,788		84,613
Less: Current portion			(435,718)		—
Discount on debentures			(2,353)		(2,139)
Conversion rights adjustment			(124,459)		(80,827)

			470,531		485,427

Total debentures		(Won)	2,308,822	(Won)	2,319,391

Won currency loans
General loans	5.84 – 6.08	(Won)	199,117	(Won)	238,383
	4.00		16,040		14,634
Less: Current portion			(54,267)		(39,267)

			160,890		213,750

Foreign currency loans
General loans	5.832 Libor + 0.5 – 0.6		228,425		167,599
	6ML + 0.69 – 1.20		84,392		44,621
	3ML + 0.99 – 1.35, 6.01		259,137		139,440
	3ML + 0.35- 0.53 6ML + 0.41		550,380		464,800
Less: Current portion			(82,704)		(42,613)

			1,039,630		773,847

Total long-term loans		(Won)	1,200,520	(Won)	987,597

18

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were repaid at 108.39 % of the principal amount on October 19, 2007. On the same date, the Company exercised its call option to pay off the rest of convertible bonds amounting to US$15.4 million which will be paid in November 2007.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of the principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of the principal amount on April 18, 2010.

As of September 30, 2007, the number of shares convertible from the outstanding convertible bonds is 10,732,572. On October 19, 2007, the number of shares convertible from the outstanding convertible bonds is 10,464,234 as call option was exercised

As of September 30, 2007, there was no foreign currency debentures denominated in U.S. dollars (December 31, 2006: US$200 million) and foreign currency denominated loans amounted to US$1,083 million and EUR 70 million (December 31, 2006: US$ 845 million and CNY 260 million).

19

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

8.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, the executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares is exercisable.

The options activities under the SARs as of September 30, 2007 and December 31, 2006, consist of the following:

	2007		2006
	Number of shares under SARs	Weighted average exercise price	Number of shares under SARs	Weighted average exercise price
Beginning	260,000	44,050	410,000	44,050
Granted	—	—	—	—
Cancelled/Expired [1]	40,000	44,050	150,000	44,050
Exercised	—	—	—	—
Ending	220,000	44,050	260,000	44,050
Exercisable as of September 30,2007	—	—	—	—

¹	Options cancelled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2007 as market price is below the exercise price as of September 30, 2007.

20

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

9.	Commitments and Contingencies

As of September 30, 2007, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of September 30, 2007, the Controlling Company has revolving credit facility agreements with several banks totaling (Won)200,000 million and US$100 million.

As of September 30, 2007, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of US$1,193.5 million. The Controlling Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$35.5 million.

The Controlling Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of September 30, 2007, the Controlling Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 140 million term loan credit facility for LG.Philips LCD Poland Sp. z o.o.

LG.Philips LCD America Co., Inc. and other subsidiaries have entered into short-term facility agreements of up to US$ 92 million, EUR 3.6 million, and JP¥ 5,200 million with Comerica Bank and other various banks. LG.Philips LCD Japan Co., Ltd. and LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥ 1,300 million and US$ 4 million, respectively, relating to their local tax payments.

In October 2006, the Controlling Company entered into a five-year accounts receivable selling program with Standard Chartered Bank. The Company sells accounts receivables of four subsidiaries, namely, LG.Philips LCD America Inc., LG.Philips LCD Germany GmbH, LG.Philips LCD Shanghai Co., Ltd. and LG.Philips LCD Hong Kong Co., Ltd., on a revolving basis, of up to US$600 million. The Controlling Company joined this program in April 2007. As of September 30, 2007, the amount of accounts receivables sold is (Won)34,670 million. Losses including the loss on sale of receivables, and various program and facility fees associated with the Program totaled approximately (Won)5,971 million for the nine-month period ended September 30, 2007.

21

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

In September 2004, the Controlling Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$350 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG.Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO-Taipei Branch and ABN AMRO-Tokyo Branch, respectively.

As of September 30, 2007, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)91,085 million (December 31, 2006: (Won)364,785 million), of which the Company’s subordinated retained interest was (Won)17,769 million (December 31, 2006: (Won)70,643 million). Accordingly, (Won)73,316 million (December 31, 2006: (Won)294,122 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheet at September 30, 2007. Losses including the loss on sale of receivables, and various program and facility fees associated with the Program totaled approximately (Won)9,682 million for the nine-month period ended September 30, 2007.

In September 2006, LPLSH entered into an accounts receivable selling program with Standard Chartered Bank for up to US$200 million. As of September 30, 2007, there are no accounts receivable sold. Losses, including the loss on sale of receivables, and various programs and facility fees associated with the program totaled approximately (Won)432 million for the nine-month period ended September 30, 2007.

In September 2006, the LPLT entered into accounts receivable selling program with ChinaTrust Bank of up to US$457 million. As of September 30, 2007, there are no accounts receivables sold. Losses including the loss on sale of receivables, and various program and facility fees associated with the Program totaled approximately (Won)3,116 million for the nine-month period ended September 30, 2007.

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Controlling Company to reduce its exposure to the risk that the eventual Korean won cash flows resulting from the sale of products, capital expenditures, purchasing of materials and debt services will be adversely affected by changes in exchange rates.

22

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

A summary of these contracts follows:

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
Woori Bank and others	US$	1,306	(Won)	1,213,278	(Won)915.40:US$1- (Won)946.77:US$1	Oct. 1, 2007 - Feb. 4, 2008
Citibank and others	EUR	100	(Won)	127,499	(Won)1,204.29:EUR1- (Won)1,298.82:EUR1	Oct. 9, 2007 - Jan. 4, 2008
HSBC and others	(Won)	60,123	JP¥	7,500	(Won)7.590:JP¥1- (Won)8.287:JP¥1	Oct. 12, 2007 - Dec. 14, 2007
DBS and others	US$	60	JP¥	7,000	JP¥114.52:US$1- JP¥121.99:US$1	Oct. 15, 2007 - Dec. 20, 2007

As of September 30, 2007, the Controlling Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)19,944 million and (Won)3,887 million, respectively. Total unrealized gains and losses amounted to (Won)10,050 million and (Won)1,465 million, respectively, for the nine-month period ended September 30, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income.

The forecasted hedged transactions are expected to occur by February 4, 2008. The aggregate amount of all deferred gains and losses of (Won)9,894 million and (Won)2,422 million, respectively, recorded net of tax under accumulated other comprehensive income, are expected to be included in the determination of gain and loss within a year from September 30, 2007.

For the nine-month period ended September 30, 2007, the Controlling Company recorded realized gains of (Won)36,088 million (2006: (Won)201,617 million) on foreign currency forward contracts upon settlement, and for the nine-month period ended September 30, 2007, realized losses amounted to (Won)37,895 million (2006: (Won)61,892 million).

The Controlling Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate loans.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor + 0.53%	Aug. 29, 2011 - Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

23

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

As of September 30, 2007, unrealized gains of (Won)875 million and unrealized losses of (Won)176 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes, while unrealized losses of (Won)2,464 million were charged to current income as these contracts do not fulfill those requirements.

For the nine-month period ended September 30, 2007, the Controlling Company recorded realized gains of (Won)661 million (2006: gains of (Won)(83) million) and no realized losses (2006: losses of (Won)15,024 million) on cross-currency swap contracts upon settlement.

The Controlling Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate loans.

A summary of such contracts follows:

(in millions) Contracting party	Contract Amount		Contract foreign exchange rate		Maturity date
SC First Bank	US$	150	Accept floating rate	6M Libor	May 21, 2009 -
		—	Pay fixed rate	5.375% - 5.644%	May 24, 2010

As of September 30, 2007, unrealized losses of (Won)3,188 million were recognized as accumulated other comprehensive income as these contracts fulfilled the requirements for hedge accounting for financial statement purposes.

For the nine-month period ended September 30, 2007, the Controlling Company recorded realized gains of (Won)4 million (2006: nil) and realized losses of (Won)119 million (2006: nil) on interest-rate swap contracts upon settlement.

The Controlling Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions did not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current income as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	USD Put Buying		USD Call Selling		Strike Price	Maturity date
KDB and others	US$	70	US$	70	(Won)929.40:US$1- (Won)938.00:US$1	Oct. 15 , 2007 - Dec. 26, 2007

(in millions) Contracting party	JPY Call Buying		JPY Put Selling		Strike Price	Maturity date
Citibank and others	JP¥	25,000	JP¥	25,000	(Won)7.700:JP¥1- (Won)8.000:JP¥1	Oct. 12, 2007 - Feb. 14, 2008

24

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

As of September 30, 2007, unrealized gains of (Won)5,657 million and no unrealized losses were charged to current income, as these contracts did not fulfill the requirements for hedge accounting for financial statement purposes.

For the nine-month period ended September 30, 2007, the Controlling Company recorded realized gains of (Won)54 million (2006: nil) and no losses (2006: nil) upon settlement of target forward option contracts and realized gains of (Won)625 million and losses of (Won)323 million upon settlement of range forward options.

As of September 30, 2007, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

The Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Controlling Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs in the United States District Court for the Central District of California. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Controlling Company, and awarded the Controlling Company US$53.5 million in damages. On September 12, 2007, the United States District Court in California granted the Controlling Company’s request for enhanced damages, interest for the damages, and additional damages of continuing infringement and legal fees. On September 17, 2007, the United States District Court in California granted the Controlling Company’s request for permanent injunction against Chunghwa Picture Tubes to stop sale or import of infringing products in the United States.

On May 27, 2004, the Controlling Company filed a complaint in the United States District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc. and the Controlling Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Controlling Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Controlling Company, and awarded the Controlling Company US$52.4 million in damages.

25

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

On September 20, 2007, the Controlling Company and Chunghwa Picture Tubes have signed a binding memorandum of understanding regarding the dismissal of two pending claims, and a cross licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Controlling Company in compensation.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Controlling Company in the United States District Court of Illinois Eastern Division. On June 28, 2007, the Controlling Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Controlling Company in the United States District Court for the Western District of Wisconsin, but the suit was transferred to the United States District Court for the District of Delaware according to the Controlling Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Controlling Company for patent infringement in the United States District Court for the Eastern District of Texas.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Controlling Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Controlling Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

The Controlling Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of September 30, 2007, the Controlling Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

26

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

In February 2007, the Controlling Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Controlling Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Controlling Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Controlling Company is not in a position to predict their ultimate outcome. However, the Controlling Company intends to defend itself vigorously in these matters.

27

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

10.	Deferred Income Tax Assets and Liabilities

Deferred income tax assets (liabilities) as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Inventories	(Won)	6,029	(Won)	21,267
Other current assets (liabilities)		(3,370)		492
Property, plant and equipment		51,739		59,974
Tax credit carryforwards		487,454		436,486
Deferred income taxes added to shareholders’ equity		(10,921)		(10,892)
Net loss carryforwards		105,877		248,493
Others		10,299		5,850

		647,107		761,670
Less: Valuation allowance		—		(159,527)

	(Won)	647,107	(Won)	602,143

As of September 30, 2007, the Company anticipates that all tax benefits from tax credits would be fully realized.

28

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

11.	Consolidated Comprehensive Income and Loss

Consolidated comprehensive income and loss for the nine-month periods ended September 30, 2007 and 2006, consist of the following :

(in millions of Korean won)	2007		2006
Net income (loss)	(Won)	584,119	(Won)	(594,968)
Other comprehensive income:
Gain (loss) on overseas subsidiary translation adjustment (tax effect : (Won)1,051 million in 2007)		17,965		(16,868)
Gain on valuation of derivatives (tax effect : (Won)6,303 million in 2007)		(16,616)		8,762
Loss on valuation of derivatives (tax effect : (Won)(2,982) million in 2007)		7,626		3,116

Comprehensive income(loss)	(Won)	593,094	(Won)	(599,958)

12.	Cost of Sales

Cost of sales for the nine-month periods ended September 30, 2007 and 2006, consists of the following :

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	572,210	(Won)	329,378
Cost of goods manufactured		8,768,249		8,074,623
Ending balance of inventories		(486,929)		(572,210)

		8,853,530		7,831,791
Others		21,877		10,290

	(Won)	8,875,407	(Won)	7,842,081

29

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

13.	Selling and Administrative Expenses

Selling and administrative expenses for the nine-month period ended September 30, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	72,849	(Won)	49,527
Severance benefits		6,706		4,140
Employee benefits		8,963		6,542
Freight expenses		140,255		140,302
Rental expenses		7,969		6,630
Commission expenses		77,656		52,307
Entertainment expenses		2,697		2,694
Depreciation		8,696		4,579
Taxes and dues		3,679		2,914
Advertising expenses		21,178		17,414
Promotional expenses		11,190		20,554
Development costs		1,999		925
Research expenses		74,974		55,242
Bad debt expenses		2,771		151
Product warranty expenses and SVC expenses		52,535		30,861
Others		25,353		24,493

	(Won)	519,470	(Won)	419,275

30

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

14.	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the nine-month periods ended September 30, 2007 and 2006, is calculated as follows:

	For the nine-month periods ended September 30,
(in millions, except for per share amount)	2007		2006
Net income (loss) as reported on the statements of income		584,119	(Won)	(594,968)
Weighted-average number of common shares outstanding		358		358

Earnings (loss) per share	(Won)	1,632	(Won)	(1,663)

Prior to the issuance of convertible bonds on April 19, 2005, the Company had not issued any dilutive securities. Diluted loss per share is identical to basic loss per share as the Company recorded net loss during the nine-month period ended September 30, 2006.

31

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

Dilutive effect for the nine-month period ended September 30, 2007, is as follows:

(in millions, except for per share amount)	For the nine-month period ended September 30, 2007
Net income allocated to common stock	(Won)	584,119
Add : Interest expense on convertible bonds¹		8,427
Diluted net income allocated to common stock		592,546
Weighted average number of common shares and diluted securities outstanding during the period		364

Diluted earnings per share		1,626

¹	Net of (Won)(3,196) million tax effect.

Additionally, loss per share for the year ended December 31, 2006, are as follows:

	December 31, 2006
Basic loss per share	(Won)	2,150
Diluted loss per share	(Won)	2,150

32

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

15.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the nine-month period ended September 30, 2007 and 2006, and the related account balances outstanding as of September 30, 2007 and December 31, 2006, are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2007		2006
Sales	(Won)	8,020,261	(Won)	6,050,730
Purchases		258,420		83,572
Accounts receivable		1,865,276		1,167,626
Accounts payable		43,320		27,449
Between consolidated subsidiaries
(in millions of Korean won)	2007		2006
Accounts receivable and payable	(Won)	14,613	(Won)	19,164
Sales and purchases		34,876		1,388,502

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, for the nine-month periods ended September 30, 2007 and 2006, and as of September 30, 2007 and December 31, 2006, are summarized as follows:

	Sales				Purchases
(in millions of Korean won)	2007		2006		2007		2006
Parent companies	(Won)	3,130,275	(Won)	2,195,161	(Won)	66,206	(Won)	178,086
Company that has significant influence over the Company		—		—		12,173		9,327
Equity-method investee		—		6		115,564		96,552
Other related parties		736,964		656,324		1,551,027		1,823,728

Total	(Won)	3,867,239	(Won)	2,851,491	(Won)	1,744,970	(Won)	2,107,693

¹	Includes sales and purchases of property, plant and equipment of (Won)85 million and (Won)253,835 million, respectively.

33

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

	Receivables				Payables
(in millions of Korean won)	2007		2006		2007		2006
Parent companies[2]	(Won)	724,773	(Won)	251,528	(Won)	27,587	(Won)	19,437
Company that has significant influence over the Company[3]		2,444		2,340		2,331		548
Equity-method investee[4]		—		—		24,638		22,535
Other related parties[5]		154,832		73,485		484,380		436,614

Total	(Won)	882,049	(Won)	327,353	(Won)	538,936	(Won)	479,134

[2]	LG Electronics Inc., Koninklijke Philips Electronics N.V.
[3]	LG Corp
[4]	Paju Electric Glass Co., Ltd.
[5]

LG Management Development Institute Co., Ltd., LG Micron Ltd., LG Household and Healthcare, LG CNS, LG N-sys, LG Powercom Corp., Serveone, LG Innotek, LG Telecom Co., Ltd., LG Chem, Ltd., LG International, LG Dacom Corporation, Hi Logistics Co. Ltd., Siltron Inc., Lusem Co., Ltd.

Key management7 compensation costs for the nine-month periods ended September 30, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	1,286	(Won)	1,218
Post-retirement benefits		605		301

	(Won)	1,891	(Won)	1,519

[7]

Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 and 2006 is (Won)13.4 billion.

34

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

16.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 93% of total sales for the nine-month period ended September 30, 2007.

The following is a summary of operations by country based on the location of the customers for the nine-month periods ended September 30, 2007 and 2006:

(in millions of Korean won)
	Korea				Asia		USA		Europe		Consolidation Adjustment		Total
	Domestic		Export
Sales	(Won)	729,422	(Won)	9,119,216	(Won)	5,550,943	(Won)	1,130,193	(Won)	1,800,074	(Won)	(691)	(Won)	18,329,157
Internal sales				(8,005,627)		(221,306)		(4)		(72,118)				(8,299,055)

Net sales	(Won)	729,422	(Won)	1,113,589	(Won)	5,329,637	(Won)	1,130,189	(Won)	1,727,956	(Won)	(691)	(Won)	10,030,102

Operating income			(Won)	610,232	(Won)	32,884	(Won)	5,136	(Won)	8,195	(Won)	(21,222)	(Won)	635,225

Total assets			(Won)	13,673,649	(Won)	1,627,218	(Won)	305,825	(Won)	857,324	(Won)	(2,420,410)	(Won)	14,043,606

17.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2007 and 2006, are as follows :

(in millions of Korean won)	2007		2006
Current portion of convertible bond	(Won)	471,110	(Won)	—
Acquisition of other account payables for tangible asset		222,804		663,569

18.	Subsequent Event

On October 15, 2007, Philips Electronics, sold 46,400,000 shares of the Controlling Company. Following this transaction, Philips Electronics has a 19.9% (71,225,000 shares) ownership interest in the Controlling Company.

19.	Reclassification of Prior Period Financial Statements

Due to the adoption of SKFAS No.21, certain amounts in the September 30, 2006 and December 31, 2006, financial statements have been reclassified to conform to the September 30, 2007 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

35

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share data)	December 31, 2006		September 30, 2007		(Note 2) September 30, 2007
Assets
Current assets
Cash and cash equivalents	(Won)	954,362	(Won)	1,656,419	$1,813,068
Accounts receivable, net
Trade, net		531,947		1,376,496	1,506,672
Due from affiliates		327,353		882,049	965,465
Others, net		112,182		26,077	28,543
Inventories		1,051,590		904,642	990,195
Deferred income taxes		—		126,258	138,199
Prepaid expense		25,002		51,085	55,916
Prepaid value added tax		93,058		103,093	112,842
Other current assets		58,807		45,376	49,668

Total current assets		3,154,301		5,171,495	5,660,568
Long-term prepaid expenses		138,051		162,787	178,181
Property, plant and equipment, net		9,485,148		8,069,844	8,833,017
Deferred income taxes		610,103		535,063	585,664
Intangibles, net		61,911		72,995	79,899
Other assets		46,844		58,193	63,697

Total assets	(Won)	13,496,358	(Won)	14,070,377	$15,401,026

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	250,105	(Won)	15,006	$16,425
Current portion of long-term debt		564,672		907,610	993,444
Trade accounts and notes payable
Trade		663,353		784,564	858,761
Due to affiliates		286,083		360,218	394,284
Other accounts payable
Others		1,056,354		351,765	385,032
Due to affiliates		193,051		178,718	195,620
Accrued expenses		55,867		141,972	155,398
Income taxes payables		4,449		2,535	2,775
Other current liabilities		173,233		178,281	195,142

Total current liabilities		3,247,167		2,920,669	3,196,881

Long-term debt, net of current portion		3,291,065		3,560,648	3,897,381
Long-term accrued expense		2,671		6,667	7,297
Accrued severance benefits, net		81,885		101,806	111,434

Total liabilities		6,622,788		6,589,790	7,212,993

Commitments and contingencies (Note 7)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 358 million shares at December 31, 2006 and September 30, 2007		1,789,078		1,789,078	1,958,273
Capital Surplus		2,246,947		2,248,899	2,461,579
Retained earnings		2,849,912		3,444,648	3,770,412
Accumulated other comprehensive income		(12,367)		(2,122)	(2,323)
Minority interest		—		84	92

Total stockholders’ equity		6,873,570		7,480,587	8,188,033

Total liabilities and stockholders’ equity	(Won)	13,496,358	(Won)	14,070,377	$15,401,026

The accompanying notes are an integral part of these consolidated financial statements.

2

LG.Philips LCD Co., Ltd.

Consolidated Statements of Operations

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share amount)	For the three month periods ended September 30,				For the nine month periods ended September 30,
	2006		2007		2006		2007		2007
									(Note 2)
Sales

Related parties	(Won)	1,056,727	(Won)	1,510,472	(Won)	2,851,491	(Won)	3,867,239	$4,232,967
Others		1,716,047		2,442,593		4,707,415		6,162,863	6,745,691

		2,772,774		3,953,065		7,558,906		10,030,102	10,978,658

Cost of sales		3,008,521		3,053,320		7,834,173		8,845,458	9,681,981

Gross profit (loss)		(235,747)		899,745		(275,267)		1,184,644	1,296,677

Selling, general and administrative expenses		141,829		227,794		434,860		570,402	624,346

Operating income (loss)		(377,576)		671,951		(710,127)		614,242	672,331

Other income (expense)
Interest income		5,151		16,230		23,536		37,084	40,591
Interest expense		(43,979)		(45,020)		(117,672)		(142,382)	(155,847)
Foreign exchange gain (loss), net		5,123		4,319		35,701		27,594	30,204
Rental income		1,850		894		5,893		2,945	3,223
Others, net		1,491		2,307		13,974		15,637	17,116

Total other income (expense)		(30,364)		(21,270)		(38,568)		(59,122)	(64,713)

Income (loss) before income tax expense		(407,940)		650,681		(748,695)		555,120	607,618

Income tax expense (benefit)		(100,449)		148,972		(200,677)		(39,616)	(43,363)

Net income (loss)	(Won)	(307,491)	(Won)	501,709	(Won)	(548,018)	(Won)	594,736	$650,981

Net income (loss) per common share
Basic	(Won)	(860)	(Won)	1,402	(Won)	(1,532)	(Won)	1,662	$1,819
Diluted	(Won)	(860)	(Won)	1,370	(Won)	(1,532)	(Won)	1,648	$1,819

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

				Capital Surplus
(in millions of Korean won)	Common Stock			Additional Paid-In Capital		Unearned Compensation		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Minority interest		Total
	Shares	Amount
Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	—	(Won)	7,574,202

Stock compensation expense							3,147								3,147
Comprehensive income:
Net income (loss)									(692,779)						(692,779)
Cumulative translation adjustment											(14,396)				(14,396)
Net unrealized gains on derivative, net of tax											3,396				3,396

Total comprehensive income															(703,779)

Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,165)	(Won)	2,849,912	(Won)	(12,367)	(Won)	—	(Won)	6,873,570

Stock compensation expense							1,952								1,952
Comprehensive income:
Net income (loss)									594,736						594,736
Cumulative translation adjustment											18,274				18,274
Net unrealized gains (losses) on derivative, net of tax											(8,029)				(8,029)

Total comprehensive income															604,981
Minority interest													84		84

Balance as of September 30, 2007	357,815,700		1,789,078	(Won)	2,251,112	(Won)	(2,213)	(Won)	3,444,648	(Won)	(2,122)	(Won)	84	(Won)	7,480,587

(in thousands of US dollars) (Note 2)				Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income		Accumulated Other Comprehensive Income		Total
	Common Stock			Additional Paid-In Capital		Unearned Compensation
	Shares	Amount
Balance as of December 31, 2006	357,815,700		$1,958,273		$2,464,002		$(4,559)		$3,119,431		$(13,537)		$—		$7,523,610

Stock compensation expense							2,136								2,136
Comprehensive income:
Net income (loss)									650,981						650,981
Cumulative translation adjustment											20,003				20,003
Net unrealized gains (losses) on derivative, net of tax											(8,789)				(8,789)

Total comprehensive income															662,195
Minority interest													92		92

Balance as of September 30, 2007	357,815,700		$1,958,273		$2,464,002		$(2,423)		$3,770,412		$(2,323)		$92		$8,188,033

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won, and thousands of US dollars)	For the nine month periods ended September 30
	2006		2007		2007
					(Note 2)
Cash flows from operating activities:
Net income (loss)	(Won)	(548,018)	(Won)	594,736	$650,981

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		1,886,696		2,053,603	2,247,814
Provision for severance benefits		39,364		50,464	55,236
Provision for warranty reserve		30,861		52,535	57,503
Foreign exchange (gain) loss, net		(67,867)		(21,240)	(23,248)
Amortization of intangible assets		4,978		6,676	7,308
Loss (gain) on disposal of property, plant and equipment		567		(664)	(727)
Impairment loss on property, plant and equipment		—		28,681	31,393
Amortization of debt issuance cost		3,379		2,261	2,475
Amortization of discount on debentures		19,088		37,349	40,881
Increase in deferred income taxes assets, net		(210,804)		(40,972)	(44,846)
Others, net		(23,316)		20,247	22,162

Change in operating assets and liabilities:
Increase in accounts receivable		(74,461)		(1,430,809)	(1,566,121)
Decrease (increase) in inventories		(457,998)		146,948	160,845
Decrease (increase) in other current assets		(25,863)		54,692	59,864
Increase in trade accounts and notes payable		173,454		205,324	224,742
Decrease in other accounts payable		(59,042)		(87,751)	(96,049)
Increase in accrued expenses		52,531		86,105	94,248
Decrease in other current liabilities		(49,898)		(96,316)	(105,425)

Net cash provided by operating activities		693,651		1,661,869	1,819,036

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(774,536)		(360,616)	(394,720)
Purchase from others		(1,970,561)		(950,413)	(1,040,295)
Proceeds from sales of property, plant and equipment		1,736		2,325	2,545
Acquisition of intangible assets		(5,363)		(15,572)	(17,045)
Others, net		5,933		(7,179)	(7,860)

Net cash used in investing activities		(2,742,791)		(1,331,455)	(1,457,375)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		112,626		(234,991)	(257,214)
Proceeds from issuance of long-term debt		1,069,136		875,109	957,869
Repayment of long-term debt		(240,312)		(266,973)	(292,221)
Others, net		—		84	92

Net cash provided by financing activities		941,450		373,229	408,526

Effect of exchange rate changes on cash and cash equivalents		(15)		(1,586)	(1,736)

Net increase (decrease) in cash and cash equivalents		(1,107,705)		702,057	768,451

Cash and cash equivalents:
Beginning of period		1,579,452		954,362	1,044,617

End of period	(Won)	471,747	(Won)	1,656,419	$1,813,068

The accompanying notes are an integral part of these consolidated financial statements.

5

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the Consolidated Financial Statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) and related notes thereto for the year ended December 31, 2006. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of results for these interim periods. The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)913.60: US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on September 30, 2007. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

3.	Inventories

Inventories at December 31, 2006 and September 30, 2007 comprise the following:

(in millions of Korean won)	December 31, 2006		September 30, 2007
Finished products	(Won)	571,849	(Won)	486,277
Work in process		264,377		210,654
Raw materials		215,364		207,711

Inventories	(Won)	1,051,590	(Won)	904,642

6

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the nine month periods ended September 30, 2006 and 2007, 407 and 203 foreign currency forward contracts were designated as cash flow hedges, respectively. During the nine month periods ended September 30, 2006 and 2007, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)34,491 million and (Won)7,472 million, were recorded in other comprehensive income. The deferred gains of (Won)7,472 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the nine month periods ended September 30, 2006 and 2007, the Company recorded realized exchange gains of (Won)65,266 million and (Won)4,009 million and realized exchange losses of (Won)35,066 million and (Won)14,865 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the nine month periods ended September 30, 2006 and 2007, the Company recorded unrealized gains of (Won)3,087 million and (Won)16,582 million and unrealized losses of (Won)17,919 million and (Won)5,764 million, respectively, relating to these derivative contracts designated for trading.

5.	Shareholders’ equity

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the nine month period ended September 30, 2006 and 2007, the Company recorded compensation expense of (Won)2,453 million and (Won)1,952 million, respectively.

7

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

6.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 08, 2008 through April 07, 2012. As of September 30, 2007, 230,000 shares of previously granted SARs have been cancelled which leaves 220,000 SARs currently outstanding.

The following table shows total stock-based compensation expense included in the consolidated statement of income:

(in millions of Korean won)	September 30, 2006		September 30, 2007
Cost of goods sold	(Won)	553	(Won)	663
Selling general and administrative		388		2,625
Income tax benefits		(396)		(904)

There were no capitalized stock-based compensation costs at September 30, 2006 and 2007.

8

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

The following tables summarize option activity under the SARs for the nine month period ended September 30, 2007:

(in Korean won)	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
Balance at December 31, 2006	(Won)	44,050	260,000	5
Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	40,000

Balance at September 30, 2007	(Won)	44,050	220,000	4.25

Exercisable at September 30, 2007	(Won)	—	—

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	September 30, 2007
Option term (years)		5
Volatility		47.46%
Risk-free interest rate (Korean government bond)		5.52
Dividend yield		0%
Weighted average fair value per option granted	(Won)	21,264

9

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

7.	Commitments and Contingencies

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs in the United States District Court for the Central District of California. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. On September 12, 2007, the United States District Court in California granted the Company’s request for enhanced damages, interest for the damages, and additional damages of continuing infringement and legal fees. On September 17, 2007, the United States District Court in California granted the Company’s request for permanent injunction against Chunghwa Picture Tubes to stop sale or import of infringing products in the United States.

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc.(“LGE”) and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and ViewSonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company US$52.4 million in damages.

On September 20, 2007, the Company and Chunghwa Picture Tubes have signed a binding memorandum of understanding regarding the dismissal of two pending claims, and a cross licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Company in compensation.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

10

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued against the Company in the United States District Court for the Western District of Wisconsin, but it has been transferred to United States District Court for the District of Delaware according to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of September 30, 2007, the Company, along with a number of other companies in the LCD industry, have been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

11

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LG Electronics and Philips Electronics, who are currently the largest shareholders of the Company. These agreements are for three-year terms and had expired in 2004. The Company has reentered into a formal master agreement with both LG Electronics and Philips Electronics in 2006.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

As of September 30 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million and has revolving credit facility agreements with several banks totaling (Won)200,000 million and US$100 million.

LG.Philips LCD America Co., Ltd. and other subsidiaries have entered into short-term facility agreements up to US$ 92 million, EUR 3.6 million, and JP¥ 5,200 million with Comerica Bank and other various banks. LG.Philips LCD Japan Co., Ltd. and LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥ 1,300 million and US$ 4 million, respectively, relating to their local tax payments.

The Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of September 30, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 140 million term loan credit facility for LG.Philips LCD Poland Sp. z o.o.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)21,637 million and (Won)23,293 million for the nine month periods ended September 30, 2006 and 2007 respectively.

12

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of their principal amount on April 18, 2010.

On September 19, 2007, US $ 459.6 million of investor’s put option was exercised out of US $475 million of convertible bonds issued on April 19, 2005. The Company will redeem US $459.6 million of convertible bond at 108.39% of its principal amount on October 19, 2007.

As of September 30, 2007, there was no foreign currency debentures denominated in U.S. dollars (December 31, 2006: US$200 million) and foreign currency denominated loans amounted to US$1,083 million and EUR 70 million (December 31, 2006: US$ 845 million and CNY 260 million).

8.	Income Tax

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a recognition threshold that tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. The Company does not have any unrecognized uncertain tax positions as of September 30, 2007. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s 2003 ~ 2006 tax years are still subject to examination. Subsidiaries in foreign jurisdiction tax years remain open to examination as well, though the Company believes any additional assessment will be immaterial to its consolidated financial statements.

13

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

9.	Net income (loss) per share

Net income (loss) per share for the nine month periods ended September 30, 2006 and 2007 is calculated as follows:

(in millions, except for per share amount)	2006		2007
Basic net income per share:
Numerator:
Net income (loss) allocated to common stock	(Won)	(548,018)	(Won)	594,736
Denominator:
Weighted-average number of common shares outstanding		358		358

Basic net income (loss) per share	(Won)	(1,532)	(Won)	1,662

			2007
Diluted net income per share:
Numerator:
Net income allocated to common stock for basic computation			(Won)	594,736
Net income effect of dilutive securities
Add:
Interest expense on convertible bonds, net of tax				5,763

			(Won)	600,499

Denominator:
Number of shares used in basic computation				357,815,700
Weighted average effect of dilutive securities
Add:
Convertible bonds unexercised				6,631,205

				364,446,905
Diluted net income per share[1]			(Won)	1,648

[1]

For the nine-month periods ended September 30, 2006, convertible bonds which have a potentially dilutive effect by decreasing net income allocated to common stock were excluded from the computation of diluted EPS since they did not have a dilutive effect.

14

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2006 and 2007

10.	Supplemental Cash Flows Information

Supplemental cash flows information for the nine month periods ended September 30, 2006 and 2007 is as follows:

(in millions of Korean won)	2006		2007
Non-cash investing and financing activities:
Convertible bonds which are due within one year	(Won)	—	(Won)	471,110
Other accounts payable arising from the purchase of property, plant and equipment		663,569		222,804

11.	Subsequent Events

On October 15, 2007, Philips Electronics sold 46,400,000 shares of the Company. Following this transaction, Philips Electronics has a 19.9% (71,225,000 shares) ownership interest in the Company.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: November 14, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer